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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        March 27, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	March 31, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ANORMED INC.

NOTICE OF SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON
APRIL 21, 2006
AND MANAGEMENT PROXY CIRCULAR

This Proxy Circular
recommends that Shareholders Vote FOR
AnorMED’s Nominee Directors including Michael Abrams,
the current Chief Executive Officer
and Vote AGAINST
the removal of all Current Directors including the removal of Michael Abrams, the Chief Executive Officer as a Director and the replacement of those Directors with the Dissidents’ Director Nominees set out herein.

IT IS IMPERATIVE THAT THE FORM OF BLUE PROXY BE SIGNED AND RETURNED IN ORDER FOR YOUR VOTE IN FAVOUR OF ANORMED’S NOMINEES TO COUNT.

If you have any questions, or require assistance in voting your BLUE Proxy, please call: GEORGESON SHAREHOLDER: NORTH AMERICAN TOLL FREE – 1-866-267-8910

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

March 22, 2006

To Our Shareholders:

The special meeting (the “Meeting”) of shareholders of AnorMED Inc. (“AnorMED” or the “Corporation”) has been scheduled for Friday, April 21, 2006 at 10:00 a.m. (Vancouver time) in the Regency “D” Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.  We hope that you will attend.

You may be receiving proxy materials from a group of dissident shareholders represented by Felix J. Baker (the “Dissidents” or the Baker Group”)1.  The Dissidents will be seeking your vote at the Meeting to elect their own slate of directors. The Board is concerned that the Dissidents are attempting to gain control over the Corporation by proposing a board consisting of individuals with strong ties to the Baker Group.

We are writing to urge you to NOT sign or return any forms of proxy that may be sent to you by the Dissidents.  The reasons for the Board’s recommendation that you vote FOR AnorMED’s slate of directors is outlined in AnorMED's proxy circular and are summarized below.  The Board is of the view that:

●

The Baker Group is attempting to obtain control of AnorMED without paying a control premium, and therefore is not acting in the best interests of AnorMED and its shareholders

●

The Baker Group’s slate of nominees is not independent, because a majority of its nominees have significant business ties to the Baker Group.  For this reason, Dr. Michael Abrams, the Corporation’s Chief Executive Officer and founder, declined to participate on the Baker Group’s slate of nominees.

●

AnorMED’s senior management is crucial for its scientific and clinical success, and its ability to maximize the value of your shares.  Yet Dr. Baker has deliberately created a climate of uncertainty regarding his intentions for AnorMED and the ongoing role of the Corporation's senior management.  This has significant implications for AnorMED’s ability to retain and attract key employees and management.

●

AnorMED is in advanced partnering discussions for the commercialization of MOZOBILTM.  These partnerships are expected to maximize value and provide cash to fund the ongoing development activities of the Corporation through 2007 – completion of these arrangements may be impaired by the Baker Group's initiatives

●

The Board has selected three (3) outstanding new nominees for directors with expertise in drug commercialization, leadership in transition to profitability, and finance to assist the Corporation as it endeavours to maximize the value of AnorMED.

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the Meeting, we request that you complete, date, sign and return the enclosed BLUE Proxy promptly and discard any materials that you may receive from the Dissidents.

Yours truly,

(Signed)

David Scott

Chairman

1.  Felix J. Baker is a managing member of the general partnership managing such Dissidents, who collectively hold approximately 22.8% of AnorMED's outstanding shares.

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

AnorMED Inc.
200 - 20353 64th Avenue
Langley, British Columbia, Canada, V2Y 1N5
Tel. No. (604) 530-1057
Fax No. (604) 530-0976

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of AnorMED Inc. (the “Corporation”) will be held in the Regency “D” Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on April 21, 2006 at 10:00 a.m. (Vancouver time) (the “Meeting”) for the following purposes:

1.

to vote on a proposal to remove from office all of the current directors of the Corporation and to fill the director vacancies with AnorMED’s nominees: David Scott, Michael Abrams, Jeanette C. Fritzky, William L. Hunter, Michael Van Every, Michael J. Cleare, Julia Levy and Colin Mallet, to hold office until the close of the next annual meeting of Shareholders of the Corporation;

2.

to vote on a request received by the Corporation from certain shareholders (“Dissidents”) of the Corporation to remove from office all of the current directors of the Corporation and to fill the director vacancies with the Dissidents’ nominees: Felix J. Baker, Joseph P. Dougherty, Henry J. Fuchs, Kenneth Galbraith, Jacques Lapointe, I. Berl Nadler, Kelvin Neu and Klaus R. Veitinger, to hold office until the close of the next annual meeting of Shareholders of the Corporation; and

3.

to conduct such other business as may properly come before the Meeting, including matters necessary to implement the foregoing.

The Board of Directors of the Corporation fixed February 28, 2006 as the Record Date for the determination of the Shareholders entitled to receive this Notice, and to attend and vote at the Meeting.

Accompanying this Notice of Meeting are: (1) a Management Proxy Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a BLUE Form of Proxy; and (3) a return prepaid envelope for use by shareholders to send in their Proxy.

If you are a registered holder (a “Shareholder”) of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc. (“Computershare”), 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 10:00 a.m., Vancouver time, on April 19, 2006.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Langley, British Columbia, as of the 22nd day of March, 2006.

By Order of the Board of Directors (Signed)
W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance, Secretary and Treasurer

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

ANORMED INC.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

FORWARD LOOKING STATEMENT

1

PURPOSE OF SOLICITATION

2

GENERAL PROXY INFORMATION

2

BACKGROUND TO REQUISITIONED MEETING

5

CORPORATE GOVERNANCE

24

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

29

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

29

AUDITORS

29

SHAREHOLDER PROPOSALS

30

ADDITIONAL INFORMATION

30

OTHER MATTERS

30

APPROVAL

30

APPENDIX A

31

APPENDIX B

33

FORWARD LOOKING STATEMENT

Certain of the statements contained in this Management Proxy Circular may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Ontario Securities Act, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements or contain forward-looking information.  Words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are used to identify forward-looking statements or information.  Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statement or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation (as hereinafter defined), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in the Corporation’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to the Corporation’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, the Corporation expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

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PURPOSE OF SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of AnorMED Inc. (the “Corporation” or “AnorMED”) for use at a Special Meeting of shareholders of the Corporation (the “Shareholders”) to be held on April 21, 2006, and at any and all adjournments or postponements thereof (the “Meeting”).  The information contained in this Management Proxy Circular is given as of March 22, 2006, unless otherwise indicated.  The solicitation is made by or on behalf of the Management of the Corporation (the “Management”).  The cost of solicitation will be borne by the Corporation.  It is expected that the solicitation of proxies will be primarily by mail and telephone.  The Corporation has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson Shareholder”) to solicit proxies on its behalf.  Proxies may also be solicited personally or by telephone, by directors, officers or regular employees of the Corporation.  The Corporation anticipates the aggregate cost of solicitation to be $170,000.

GENERAL PROXY INFORMATION

Voting of Proxies

All shares represented at the Meeting by properly executed BLUE proxies will be voted (including the voting on any ballot) in accordance with the instructions specified in the enclosed BLUE Form of Proxy.  In the absence of any such specification, the Management designees, if named in the enclosed BLUE Form of Proxy, will VOTE FOR AnorMED’s nominee directors and VOTE AGAINST the Dissidents’ nominee directors.

The Management designees named in the enclosed BLUE Form of Proxy are directors and officers of the Corporation and have indicated their willingness to represent as Proxyholder the Shareholder who appoints them.

The enclosed BLUE Form of Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management of the Corporation is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of the Management of the Corporation.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Management Proxy Circular.

Appointment of Proxies

A Shareholder has the right to designate a person or company (who need not be a Shareholder of the Corporation), other than DAVID SCOTT or MICHAEL J. ABRAMS, both directors and officers of the Corporation and the Management designees, to attend and act for the Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the enclosed BLUE Form of Proxy the name of the person to be designated and striking out the names of the Management designees or by completing another proper Form of Proxy and delivering same to the Toronto office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:00 a.m. (Vancouver Time) on April 19, 2006.  The time limit for deposit of Proxies may be waived by the Chairman in his sole discretion without notice.

A proxy will not be valid unless signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  If the Form of Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or such other documentation in support as shall be acceptable to the Chairman or a notarial copy thereof, must accompany the Form of Proxy.

Revocation of Proxies

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: G. Ingborg, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked.

Special Instructions For Voting By Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Many Shareholders are “non-registered” shareholders because the Common shares of the Corporation (“Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, a BLUE form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders in accordance with our request  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit Non-Registered Holders of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an Non-Registered Holders of Common Shares wish to vote at the Meeting in person, the Non-Registered Holders should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holders the right to attend the Meeting and vote in person.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Registered Shareholders have the right to revoke a proxy.  Non-Registered Holder of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Voting Shares and Principal Holders Thereof

As of the date hereof, there are 41,222,039 Common Shares issued and outstanding.  Each Shareholder of record at the close of business on February 28, 2006 (the “Record Date”) is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two or more Shareholders present or represented by proxy and holding or representing more than 10% of the Common Shares issued and outstanding will constitute a quorum at the Meeting.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as follows:

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Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised	Approximate Percentage of Total Issued and Outstanding Common Shares

Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York

	9,411,500*	22.8%*

*

According to a Schedule 13D filed by Felix Baker and Julian Baker on March 20, 2006.

The directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 846,000 or 2.1% (2,381,000 or 5.4% on a fully diluted basis) of the Corporation’s issued and outstanding Common Shares as of the date hereof.  In addition, Dr. Felix Baker is a managing member of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York, which beneficially own, in the aggregate 9,411,500 or 22.8% of the Corporation’s issued and outstanding Common Shares.

USE ONLY THE ENCLOSED BLUE PROXY TO VOTE YOUR SHARES FOR ANORMED'S NOMINEE DIRECTORS AND AGAINST THE DISSIDENTS’ DIRECTOR NOMINEES.

If you have any questions, or require assistance in voting your BLUE Proxy, please call:

GEORGESON SHAREHOLDER
TOLL FREE – 1-866-267-8910

PLEASE DISCARD ANY PROXY AND OTHER MATERIALS YOU MIGHT RECEIVE FROM THE DISSIDENTS.

VOTE ONLY THE BLUE PROXY.

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

BACKGROUND TO REQUISITIONED MEETING

The Corporation has received a requisition (“Requisition”) to call a meeting from Baker Bros. Investments, LP;  Baker Bros. Investments II, LP; Baker Biotech Fund I, L.P.; Baker Biotech Fund II, L.P.; Baker Biotech Fund II (Z), L.P.; Baker Biotech Fund III, L.P.; Baker Biotech Fund III (Z), L.P.; 14159, L.P.; and Baker/Tisch Investments, LP (collectively the “Dissidents” or the “Baker Group”), of which Felix J. Baker is a managing member of the general partnership managing such shareholders.  The following provides background to the Requisition.

In August 2005, AnorMED determined that it was appropriate to assess the available alternatives for continued financing of its three core programs: (i) MOZOBILTM, a new stem cell mobilizer for cancer patients undergoing transplant which is currently in Phase III trials; (ii) AMD070, first in a new class of HIV entry inhibitors; and (iii) a portfolio of CCR5 candidates, another class of HIV entry inhibitor.

The Corporation explored a number of financing options with U.S. and Canadian investment banks, including a private placement, a marketed financing and a bought deal financing.   Through those discussions, the Corporation’s financial advisors recommended diversifying the Shareholder base in the U.S. and Europe as well as broadening the Shareholder base to provide increased market liquidity for the Common Shares.

During the first week of November, 2005, BMO Nesbitt Burns Inc. and Raymond James Ltd. each provided terms to the Corporation for a bought deal financing and Felix J. Baker, a director of the Corporation, provided a separate rights offering proposal, which was subsequently amended and/or replaced as described below (the “Rights Offering Proposal”).  Dr. Baker also acts as a managing member of the general partnership which manages the Baker Group who together form the Corporation’s largest Shareholder group.

Under Dr. Baker’s proposal, all Shareholders of the Corporation would have been entitled to subscribe for additional Common Shares of the Corporation at a small discount to the then market value of the Common Shares.  Dr. Baker indicated that certain entities of the Baker Group were willing, for a fee to be paid to them by AnorMED, to “backstop” the offering by acquiring all of the Common Shares that other shareholders of the Corporation chose not to acquire in the rights offering.  Some members of the Board of Directors of AnorMED (the “Board”) were concerned that the rights offering would not best meet AnorMED’s financing criteria while the Baker Group would substantially increase their percentage interest in the Corporation without having to pay a control premium to the then current market price of the Corporation’s Common Shares.

On November 3, 2005, the Board appointed a special financing committee (the “Special Financing Committee”) consisting of Colin Mallet, Julia Levy, Michael Abrams and David Scott, to review the merits of Dr. Baker’s Rights Offering Proposal while continuing to consider the merits of alternative sources of financing available to the Corporation.

The Special Financing Committee considered the Rights Offering Proposal put forth by Dr. Baker, as well as other available financing alternatives and on November 8, 2005 determined to recommend to the Board that the Corporation pursue a bought deal financing.  On November 9, 2005, the Corporation received three new variations of the original Rights Offering Proposal from Dr. Baker. After further assessing its various financing alternatives, the Board decided to raise new equity through the completion of a bought deal financing. The Board approved the bought deal over the rights offering based on several factors that best met AnorMED's financing objectives, including that the bought deal would provide the opportunity to broaden and diversify the Shareholder base and increase the trading liquidity of the Common Shares.  Furthermore, the bought deal could be completed more expeditiously as additional time would have been needed to implement and execute a rights offering.  The Board was also concerned that there could be negative market reaction to a rights offering given the relatively unusual nature of such a financing in North America, other than by companies in weak financial condition.

On November 13, 2005, the Board received a strongly worded email from Dr. Baker in which he expressed his concerns with the Board’s decision to pursue a bought deal financing and reconfirmed his personal view that his Rights Offering Proposal was superior to a bought deal financing.  On November 15, 2005, in view of Dr. Baker’s concerns, the Board reconstituted the Special Financing Committee which then consisted of Willem Wassenaar, Colin Mallet, Julia Levy and David Scott, to further consider Dr. Baker’s views and to re-examine whether AnorMED should pursue the bought deal financing or the Rights Offering Proposal.

In order to ensure that it was receiving objective and independent advice, the Special Financing Committee engaged Blair Franklin Partners Inc. (“Blair Franklin”), an independent financial advisory firm, to advise the Special

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Financing Committee with regard to the most appropriate capital markets strategy for the Corporation, including an assessment of the relative merits of a bought deal financing versus a rights offering.  Blair Franklin considered a number of factors in reviewing the alternatives, including discussions with management, non-public information provided by management, public information on the Corporation and the industry, discussions with the Corporation’s counsel and precedent transactions.  Following a detailed analytical assessment of the current financial position of the Corporation and the relative merits of both a bought deal and the Rights Offering Proposal put forth by Dr. Baker, Blair Franklin recommended that the Corporation pursue a bought deal financing and not Dr. Baker’s Rights Offering Proposal.

The Special Financing Committee recommended to the Board the bought deal over the Rights Offering Proposal for the reasons outlined above.  The Board ultimately made the decision to proceed with the bought deal financing on November 21, 2005.  On December 8, 2005, the Corporation successfully closed a public offering in which it raised gross proceeds of $34.5 million.  The Board believes that the offering achieved the Corporation's financing objectives, and was well received by both retail and institutional Shareholders, including several institutional investors who previously had not invested in AnorMED.  Various entities in the Baker Group were the largest investors in the offering (purchasing in the aggregate 3.14 million Common Shares), among 13 other institutional investors located in Canada, the United States and Europe.  In a press release issued on December 9, 2005, and in its related early warning report, as required in connection with these purchases of Common Shares, the Dissidents reported that the Common Shares acquired in the financing were acquired for investment purposes.

After the completion of the financing, on December 13, 2005, Dr. Baker publicly expressed his dissatisfaction with the Board’s decision making process in respect of the bought deal financing by filing an amendment to his Schedule 13D filing with the United States Securities and Exchange Commission.  On January 5, 2006, Dr. Baker approached the Chairman of the Board, Mr. David Scott, to communicate his desire to change the composition of the Board so that a majority of the members would be comprised of nominees of Dr. Baker and that Dr. Baker himself would be Chairman.  On January 11, 2006, Mr. Scott sent Dr. Baker an email asking him to explain his reasons for requesting this proposed change to the Board.

On January 13, 2006, Mr. Scott received a letter from Dr. Baker in which he advised Mr. Scott of his intention to cause certain Shareholders to formally request that a special shareholders meeting be called by the Corporation to remove the current directors of the Corporation and to elect a new slate of directors.  Shortly thereafter, the directors of the Corporation received from the Dissidents a requisition to call a special meeting of Shareholders for this purpose.

On January 20, 2006, the Board established a committee of its independent directors (the “Special Committee”) consisting of David Scott (Chair), Michael J. Cleare, Julia Levy, Colin Mallet, Eve Slater and Willem Wassenaar.  The Special Committee was established to evaluate the concerns of the Dissidents as well as the views of other Shareholders, to consider and make recommendations to the Board with respect to the calling and timing of the Shareholders’ meeting, to consider and make recommendations to the Board with respect to this proxy circular and to supervise the conduct of the Shareholders’ meeting.  At this Board meeting, Dr. Baker gave his preliminary indications as to seven of the persons whom he expected to propose for nomination as directors at the special meeting of Shareholders requisitioned by the Baker Group.  After the Board meeting, Dr. Abrams arranged to meet Dr. Baker. In that meeting, Dr. Abrams suggested that Dr. Baker, the Board and Management work together to reconstitute the Board.  This suggestion was rejected by Dr. Baker.

The Special Committee engaged Stikeman Elliott LLP to provide it with independent legal advice, and also engaged BMO Nesbitt Burns Inc. to act as financial advisor in connection with the Requisition and the Special Committee’s mandate.

On January 24, 2006, Dr. Baker wrote a letter to AnorMED formally indicating the persons who he initially proposed to nominate as directors of the Corporation.  On at least eight occasions, representatives of the Special Committee and the Chief Executive Officer tried to negotiate a Board slate with Dr. Baker that would be acceptable to both groups and which would be comprised of a majority of independent directors.

On January 31, 2006, the Special Committee recommended to the Board that the special meeting requisitioned by the Dissidents be convened on April 11, 2006 and that the Corporation adopt a shareholder rights plan.  These recommendations were adopted by the Board at a meeting held on February 2, 2006 and announced by press release later that day.  The shareholder rights plan is designed to maximize the opportunity for the Shareholders to evaluate certain transactions with respect to the shares of the Corporation in the event a takeover bid is received.

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On February 13, 2006, Dr. Baker filed a further amendment to his Schedule 13D filing in which he complained that the Special Committee was exceeding its mandate by reviewing the Corporation’s strategy and direction, that there was no reason for the Special Committee to recommend the adoption of a shareholder rights plan and that the Special Committee was not prepared to negotiate a consensual arrangement with Dr. Baker.  The Chairman responded to Dr. Baker’s concerns in a letter dated February 13, 2006 in which Mr. Scott explained that the Special Committee’s mandate expressly requires the Special Committee to evaluate the concerns of the Dissidents.  The Special Committee is, therefore, examining various matters, including the Corporation’s strategy, in its response contained in this proxy circular.  Further, the Special Committee recommended the adoption of a shareholder rights plan at this time because the process initiated by Dr. Baker could very well lead to an unsolicited offer or change of control transaction.  A shareholder rights plan is designed to protect all of the Corporation’s Shareholders in the event of an actual or contemplated unsolicited offer or change of control transaction by ensuring that the Corporation has adequate time to respond to the offer in an effort to maximize shareholder value.  Finally, Mr. Scott reminded Dr. Baker of the many attempts made by the Special Committee to reach a consensual arrangement with Dr. Baker and noted that it is Dr. Baker who has been unwilling to move from his original position first outlined on January 5, 2006 and negotiate a consensual arrangement.  A press release summarizing Mr. Scott’s response to Dr. Baker was issued by the Corporation on February 20, 2006.

On February 23, 2006, Dr. Baker filed a further amendment to his Schedule 13D filing in which he responded to the Corporation’s press release of February 20, 2006.

On February 24, 2006, Mr. Scott and Mr. Colin Mallet called Dr. Baker to make another attempt at reaching an amicable resolution; they proposed that four independent nominees for a renewed Board be mutually agreed between Dr. Baker and the Special Committee.  It was understood that the new Board would include Dr. Baker.  After the call Mr. Scott and Mr. Mallet sent Dr. Baker a formal written proposal for his consideration.  A further call was arranged with Dr. Baker on February 27, 2006, in the hopes of reaching a compromise.  On February 28, 2006, the Baker Group submitted an additional nominee for election to the Board.

On March 8, 2006, Mr. Scott supplied Dr. Baker with the names of the three (3) new nominees to be included in the Board slate, and confirmed that one current director, in addition to Dr. Baker, would not be on the slate.  On the same day, Dr. Baker made a proposal to Mr. Scott, the effect of which would be that four (4) new directors be added to the Board from his slate and two (2) new directors from the Board's slate, with four (4) current directors remaining.   The end result of the proposals would mean that the resulting Board would consist of ten (10) directors in total, of which five (5) would come from AnorMED’s nominees (including the Chief Executive Officer) and five (5) from the Dissidents’ nominees.

The Special Committee met on March 9, 2006 and agreed that this proposal warranted further discussion with the Baker Group.  The proposal was discussed by the AnorMED Board at its meeting held on March 10 and 11, 2006.  Some significant aspects were not resolved at that Board meeting and therefore the Board resolved that the special shareholder meeting be postponed by seven (7) days to April 18, 2006 to give more time to settle the outstanding issues.  The negotiations continued during the following week.

In addition to the composition of the Board, the proposed resolution with Dr. Baker had a number of other elements that were being discussed including the measures necessary to ensure retention of senior management as a result of the uncertainty created by the Requisition and by a new Board, a majority of whose members would be new nominees.  In addition, discussions also included issues relating to the payment of the Baker Group's legal and out-of-pocket expenses by AnorMED, the identity of the Chair of the Board, the payment by AnorMED to the Chair of his annual retainer for the balance of calendar 2006, the extension of the early termination of options for outgoing directors in accordance with AnorMED's past practice and the entering into of contractual indemnity agreements with all directors.  Ultimately, all of these issues, other than the manner in which senior management was to be treated, were resolved.

Throughout these discussions, the Special Committee was of the view that the continued  support of senior management with respect to any resolution was critical to the future success of the Corporation.  Senior  management indicated to the Special Committee that they were willing to work with  a new Board composed of a majority of new members as outlined in the proposal made by Dr. Baker provided that reasonable measures were taken to protect their employment  relationship with the Corporation.  The Special Committee, with the agreement of members of senior management, advised Dr. Baker that it would support the proposal made by Dr. Baker if members of senior management were entitled to severance payments in the event that they were dismissed similar to

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those currently in effect in the change of control agreements between the Corporation and senior management.  Although these change of control agreements also provide for retention bonuses that would be payable to the executives should they remain with AnorMED for six months following a “change of control”, the Special Committee and senior management advised Dr. Baker that payment of  these retention bonuses would not be necessary to reach a compromise.  Dr. Baker would not accept the proposed level of severance  to senior management in the event that they were dismissed and made a counter-proposal as follows:

1.

The existing change of control agreements that would otherwise terminate in July 2006 would be extended until September 30, 2007.

2.

Each individual other than the Chief Executive Officer who has an agreement would be entitled, if terminated at any time on or before September 30, 2007 otherwise than for cause (as understood at common law), to receive monthly severance payments for the greater of 12 months or until September 30, 2007 equal to his/her base monthly salary (which would be the greater of his/her salary today or at the date of termination) plus 50% of his/her target bonus divided by 12.  If the individual finds new employment before the payments end, then he/she would receive a lump sum payment equal to 50% of the remaining payments that would have been due. During the period while payments are being made, the company would continue to provide benefits (healthcare, etc.) consistent with those being provided to the remaining employees of the company for the full 12 months or until September 30, 2007, whichever is longer, or until the individual finds another job.

3.

The Chief Executive Officer would be entitled to the same, except that his monthly payments would continue for the greater of 24 months or until September 30, 2008.

4.

As an incentive to stay and work constructively through the evolution of the board, each member of senior management would be eligible to receive 200% of whatever performance bonus he or she would have otherwise received based upon approved corporate/individual goals for the 2007 fiscal year.

One member of the Special Committee felt that a resolution was still possible, but an agreement could not be reached between Dr. Baker and the Special Committee.

On March 17, 2006 a Board meeting confirmed that a negotiated agreement could not be achieved  between the Special Committee and Dr. Baker and the Board agreed to postpone the Meeting to April 21, 2006.

The shareholder rights plan will be placed before the shareholders of the Corporation for their approval at the next annual meeting of the Corporation, which will be held by July 31, 2006 and will cease to have any effect if such approval is not obtained.

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PARTICULARS OF MATTERS TO BE ACTED ON

Appointment of New Directors

The Articles and Bylaws of the Corporation provide that the Board of Directors is to consist of a minimum of 3 directors and a maximum of 18, with the actual number to be determined from time to time by ordinary resolution of the Shareholders of the Corporation.  At the annual meeting of Shareholders held on July 28, 2005, the Shareholders fixed the number of directors at eight (8) directors to hold office for the ensuing year until the close of the next annual meeting of Shareholders or until a successor is duly elected or appointed.

Management of the Corporation is seeking shareholder approval for an ordinary resolution to remove all of the directors of the Corporation and to fill the director vacancies with AnorMED’s nominees: David Scott, Michael Abrams, Jeanette Fritzky, William L. Hunter, Michael Van Every, Michael J. Cleare, Julia Levy and Colin Mallet, to hold office until the next annual meeting of the Corporation.

The text of the resolution is:

“BE IT RESOLVED that all the current directors of the Corporation be removed from office and the director vacancies be filled with AnorMED’s nominees: David Scott, Michael Abrams, Jeanette Fritzky, William L. Hunter, Michael Van Every, Michael J. Cleare, Julia Levy and Colin Mallet, to hold office until the close of the next annual meeting of the Corporation.”

No class of Shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

The Board has nominated a slate to stand for election to the Board of Directors (“AnorMED’s nominees”) and the Dissidents have nominated a slate to stand for election (“Dissident’s nominees”).  Accordingly, there will be two slates of nominees to fill all positions of the entire Board of Directors and Shareholders may not elect individual directors from each slate of nominees.  Shareholders who use the BLUE proxy card furnished by the Corporation will be able to vote for the entire slate of AnorMED’s nominees.  A vote “FOR” the AnorMED’s nominees in the BLUE proxy card is a vote in favour of entire slate of AnorMED’s nominees.

Each director elected will hold office until the close of the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles and Bylaws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).

The following table sets out the names of AnorMED’s nominee directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, the date they became a director of the Corporation, their principal occupations and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned by each, director or indirectly, or over which control or direction is exercised, as at the date hereof.  The information in the table concerning each nominee director is based on information received by the Corporation from the nominee director.

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Corporation	Date Became a Director	Principal Occupation(1)	Number and Approximate Percentage of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
David Scott(2)(4)(5) British Columbia, Canada Director and Chairman of the Board	January 6, 1996	Corporate Director, Former President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company)	35,000 (0.08%)
Michael J. Abrams, Ph.D.(6) Washington, U.S.A. President, Chief Executive Officer and Director	January 6, 1996	President and Chief Executive Officer of the Corporation	505,000 (1.23%)

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Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Corporation	Date Became a Director	Principal Occupation(1)	Number and Approximate Percentage of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
Michael J. Cleare, Ph.D.(2)(3)(6) Pennsylvania, U.S.A. Director	June 28, 1996

Executive Director, Science & Technology Ventures, Columbia University, Former Managing Director and President, Electronics Materials Division and Pharmaceutical Materials Group, Johnson Matthey plc (advanced materials company)

10,000 (0.02%)
Jeanette C. Fritzky California, U.S.A. Nominee	New Nominee	Independent Consultant	Nil
William L. Hunter British Columbia, Canada Nominee	New Nominee	President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc.	Nil
Julia Levy, Ph.D.(5)(6) British Columbia, Canada Director	September 30, 1996	Executive Chairman Scientific Advisory Board and Director QLT Inc. (biopharmaceutical company)	12,000 (0.03%)
Colin R. Mallet(2)(3)(4) British Columbia, Canada Director	September 30, 1996	Corporate Director	25,100 (0.06%)
Michael Van Every Nobleton, Ontario Nominee	New Nominee	Corporate Director	Nil

Notes:

(1)

The directors of the Corporation have held their present principal occupations noted opposite their respective names through the last five years except as described below under “Directors and Executive Officers”.

(2)

Member of the Compensation Committee.

(3)

Member of the Audit Committee.

(4)

Member of the Corporate Governance Committee.

(5)

Member of the Nominating Committee.

(6)

Member of the Research and Development Committee.

The following are brief biographies of each of the AnorMED nominees.

David Scott, M.B.A., Chairman of the Board and Director.  David Scott, of Vancouver, British Columbia, has been the Chairman and a Director of AnorMED since January 1996.  As well, Mr. Scott is the Chairman of AnorMED’s Compensation and Nominating Committees and a member of the Corporate Governance Committee.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual fund management company.  Prior to the Initial Public Offering of AnorMED shares, Mr. Scott conceived and organized the private financing which launched the Corporation.  Mr. Scott has been Chairman and Director of Migenix Inc. and a board member of VSM Medtech Ltd., TIR Systems Ltd. and Clarington Corporation.  Mr. Scott was formally the President of MDS Ventures Pacific Inc. until his retirement in 1999.  He also served as Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund and was a Founding Director of the Academy of Chief Executives of Technology Companies.

Michael J. Abrams, Ph.D., President, Chief Executive Officer and Director.  Michael Abrams, of Custer, Washington, U.S.A., has been a Director and Chief Executive Officer of AnorMED since its inception in 1996.  Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years.  In June 1996, Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc.  He has led the Corporation

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through its development stage which has included the raising of over $150 million, and expansion of its workforce from 7 to over 140 people  He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials.  Dr. Abrams currently serves as a director on the Board of an early stage biotechnology company. He is a recipient of the prestigious 2006 Julia Levy award for biomedical innovation and commercialization in Canada.

Michael J. Cleare, Ph.D., Director.  Michael Cleare, of Kennett Square, Pennsylvania, U.S.A., has served on the Board of AnorMED since June 1996, and currently is a member of AnorMED’s Compensation, Audit and R&D Committees as well as serving as the Corporation’s designated Ombudsman.  Dr. Cleare is the discoverer of Carboplatin, an anti-cancer drug which had peak sales of nearly  US$1 billion.  He currently is the Executive Director and Chief Executive Officer of Science & Technology Ventures for Columbia University in New York with annual revenues averaging in excess of US$100 million over the last five years.  Prior to that, Dr. Cleare spent over 30 years with Johnson Matthey, a U.K. based multinational world leader in advanced materials, most recently as President of that company’s Pharmaceutical and Electronic Materials divisions with annual sales of approximately US$800 million.

Jeanette Fritzky, MBA.  Jeanette Fritzky of Moraga, California, U.S.A., a new candidate, is an independent consultant to the biopharmaceutical industry.  Until recently she was Head of Global and US Marketing for Chiron Corporation, BioPharmaceutical Division, a responsibility which included oncology and infectious disease portfolios.  Ms. Fritzky’s previous experience includes more than 15 years in senior pre-marketing, marketing and business development positions with Roche, Sanofi, Lederle and Matrix, much of it focused on the oncology sector.  She has led the launch of four products and has planned the launch of five others.  Her experience spans the life cycle of products from early research through launch and sales growth.

William L. Hunter, M.D., M.Sc.  William Hunter of Vancouver, British Columbia, a new candidate, is the President and Chief Executive Officer and a co-founder of Angiotech Pharmaceuticals, Inc.  Dr. Hunter led Angiotech through its Initial Public Offering, its NASDAQ listing, financings of over $350 million, its key corporate alliance with Boston Scientific Corp. and its acquisition of Chicago-based American Medical Instruments.  Dr. Hunter has been a director of a number of companies in fields related to medical science, including Neuromed Technologies, Vigil Health Management and Viewpoint Inc.  Dr. Hunter is a Director of the Michael Smith Foundation for Health Research.

Julia Levy, Ph.D., Director.  Julia Levy, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  She currently is a member of AnorMED’s Research and Development and Nominating Committees.  Dr. Levy is co-founder of QLT Inc., and was President and Chief Executive Officer from 1996 to 2003.  During her tenure as Chief Executive Officer, QLT raised over $150 million and she led the company from a research operation to a profit generating company with annual revenues of over $110 million.  Dr. Levy is a Fellow of the Royal Society of Canada and past President of the Canadian Federation of Biological Sciences.  She is an Officer of the Order of Canada and has earned numerous awards and honours including honorary doctorates.  Dr. Levy is a director of a number of private biotechnology companies as well as the Working Opportunity Fund, a labour-sponsored mutual fund.

Colin R. Mallet, Director.  Colin Mallet, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  He currently serves as the Chair of AnorMED’s Corporate Governance Committee and is a member of the Compensation Committee.  He is a professional director with extensive commercial experience in the pharmaceutical and biotech industry, particularly in the transplant field.  He has held senior executive positions in the pharmaceutical industry in the United Kingdom, Switzerland, Sweden, South Asia and Canada.  He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for 7 years and is a past Chair of the Canadian Association of Research-based Pharmaceutical companies.  He has served as a consultant on pharmaceutical marketing for the international headquarters of several major pharmaceutical companies and has been a director of more than a dozen biotech companies at various stages of development.  He currently serves on the boards of four public biotech companies, Axcan, Methylgene, Migenix and AnorMED, and is Chair of the Corporate Governance committees for each of these companies.  He holds a B.A. (Econ.) from Cambridge and is a graduate of both the Harvard Advanced Management Program and the Canadian ICD Corporate Governance College.

Michael R. Van Every, CA   Michael R. Van Every of Nobleton Ontario, a new candidate, is currently a director of Biovail Corporation, a pharmaceutical company with annual revenues approaching US$1 billion, which specializes oral controlled release drug delivery products.  The publicly stated mission for Mr. Van Every as Chair of the

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Biovail Audit Committee is to ensure the integrity and transparency of Biovail’s financial statements.  His 35 years as a partner in PricewaterhouseCoopers LLC and a predecessor firm involved financial reporting of public companies in both Canada and the US.  Mr. Van Every is a director of Kelman Technologies.

Requisition

The Dissidents have requested that a special meeting of Shareholders be called for the purpose of considering the Dissidents’ request to remove from office all of the current directors of the Corporation and to fill the director vacancies with the Dissidents’ nominees: Felix J. Baker, Joseph P. Dougherty, Henry J. Fuchs, Kenneth Galbraith, Jaques Lapointe, I. Berl Nadler, Kelvin Neu and Klaus R. Veitinger*.  Each director elected will hold office until the close of the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles and Bylaws of the Corporation or with the provisions of the CBCA.  The text of the resolution is:

“BE IT RESOLVED that all the current directors be removed from office and the director vacancies be filled with the Dissidents’ nominees: Felix J. Baker, Joseph P. Dougherty, Henry J. Fuchs, Kenneth Galbraith, Jaques Lapointe, I. Berl Nadler, Kelvin Neu and Klaus Veitinger, to hold office until the close of the next annual meeting of the Corporation.”

MANAGEMENT RECOMMENDS SHAREHOLDERS VOTE AGAINST THIS RESOLUTION.

* The biographies of these candidates, as supplied by Dr. Baker, are shown in Appendix A.  The Corporation has not independently verified the accuracy of the information.

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RATIONALE TO SUPPORT ANORMED’S NOMINEES

The Baker Group is attempting to obtain control of AnorMED without paying AnorMED Shareholders a control premium, and therefore Dr. Baker is not acting in the best interests of AnorMED and its Shareholders

The Baker Group’s Slate Lacks Independence Needed to Act in the Best Interests of All Shareholders

The election of the Baker Group’s proposed slate of nominees would result in the Baker Group achieving effective control of the Corporation through control of the Board without having to pay AnorMED Shareholders a change of control premium.  At least six of the eight nominees of the Dissidents have business connections to the Baker Group, including:

•

Dr. Baker himself.

•

Kelvin Neu - an associate at Baker Brothers Advisors, LLC.

•

Berl Nadler – The Baker Group’s Canadian lawyer.

•

Jacques Lapointe - Certain entities of the Baker Group hold approximately 23% of the shares of ConjuChem Inc. (on a fully-diluted basis), a company in which Dr. Baker and Mr. Lapointe are directors.  Mr. Lapointe was also President and Chief Executive Officer of ConjuChem Inc. from October 2003 to October 2005 during which time certain entities of the Baker Group were the sole purchasers of a $15 million convertible senior subordinated notes financing.

•

Henry Fuchs – Certain entities of the Baker Group owned 26.4% of a company in which Mr. Fuchs was at the time the chief executive officer.  Mr. Fuchs later joined another company as chief medical officer just prior to certain entities of the Baker Group expanding their ownership in such company.

•

Joseph Dougherty – Mr. Dougherty’s company, Seaview Securities LLC, was engaged in 2003 by ConjuChem Inc., a company in which Dr. Baker is a director and which is chaired by another Baker Group nominee, Jacques Lapointe (see above).  Seaview received 200,000 options, half of which it exercised, selling the resulting shares for a profit of approximately $250,000.

The Baker Group asks that Shareholders abandon the best corporate governance practices currently followed by AnorMED in favour of a board of directors comprised mainly of individuals whose business interests are related to the Baker Group.  If the Baker Group wants to control the board of AnorMED, and therefore the Corporation itself, they should propose a take-over bid and pay a fair price for control.  The lack of independence in the Baker Group’s proposed slate of directors is troubling to the Corporation’s management and to all Board members with the exception of Dr. Baker.

Dr. Baker’s Rights Offering Proposal was an Attempt to Further his Own Interests and Not Those of the Corporation’s Shareholders

Dr. Baker’s motives to increase the Baker Group’s control over the Corporation were evidenced by his actions in the fall of 2005 when the Corporation required capital to fund its operations and development pipeline.  Dr. Baker insisted that the Corporation conduct a rights offering that the Baker Group would backstop and purchase, for a fee payable by the Corporation to the Baker Group’s companies, any Common Shares not taken up by the Corporation’s minority Shareholders.  One of the features of Dr. Baker’s proposal was that the discount of the purchase price to the then market value of the Corporation’s Common Shares would be relatively modest (contrary to typical rights offerings), thereby not creating an incentive for Shareholders, other than the Baker Group, to participate.  This could have resulted in the Baker Group increasing their ownership in AnorMED, potentially up to 36%, without having to pay a change of control premium to existing Shareholders.

In response to the Board’s concern that the Baker Group may effectively acquire control by backstopping the proposed rights offering, Dr. Baker suggested that any shares purchased by the Baker Group that caused the Baker Group to exceed a 24% ownership level of the Corporation would be subject to a voting trust agreement with the

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Corporation.  While Dr. Baker's proposal attempted to address the issue of voting control in part, it would still have allowed the Baker Group’s voting interest in the Corporation to increase and in any case, his proposal did not address the fact that Shareholders of the Corporation would not be receiving a control premium, nor did it prevent the Baker Group from selling their control position at a premium to a third party.

As a director of the Corporation, Dr. Baker has a duty to act honestly and in good faith with a view to the best interests of the Corporation and the Shareholders at large and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Even after the Board received independent financial advice from Blair Franklin Partners Inc. advising the Board to proceed with a bought deal financing, Dr. Baker continued to insist that the appropriate capital markets strategy for AnorMED was his proposed rights offering.  Dr. Baker's actions subsequent to the closing of the financing suggest that Dr. Baker was being motivated by a desire to increase the percentage interest in the Corporation held by the Baker Group and not by his concerns for the best interests of the Corporation or its Shareholders at large.

AnorMED’s senior management is crucial for its scientific and clinical success, and its ability to maximize the value of your shares.  Yet Dr. Baker has deliberately created a climate of uncertainty regarding his intentions for AnorMED and the ongoing role of the Corporation’s senior management.  This has significant implications for AnorMED’s ability to retain and attract key employees and management.

After being actively involved with the other directors in establishing strategy for AnorMED, and voting in favour of the most recent strategic plan and objectives, Dr. Baker has aggressively questioned the competence of the Board in its guidance of the Corporation.  This criticism has not been productive in light of his failure to indicate any preferred alternative strategy.  Despite repeated requests, Dr. Baker has reinforced the Board’s position that he is more interested in gaining control rather than in creating value for the Shareholders of the Corporation other than the Baker Group.  By choosing to requisition a Special Meeting, rather than actively pursuing a mutually agreeable resolution focused on the optimal strategic direction for the Corporation, Dr. Baker has deliberately taken a path that will incur significant and unnecessary expenses for the Corporation and its shareholders. Not only have substantial legal expenses been incurred by both sides, but, if his slate is elected, all of the existing change of control provisions will be triggered, at a potential cost of $2.7 million and accelerated option vesting for management, if they stay in the employ of the Corporation for the first six months after the date of the Shareholders meeting.  This is an important fact which Dr. Baker failed to mention in his press release on March 17, 2006.

For two months, Dr. Baker refused any form of compromise, despite numerous approaches by David Scott, the Chair of the Board and by Mike Abrams, the Chief Executive Officer.  In fact, on February 27, 2006 he stated that his position, outlined on January 5, 2006 had not been intended for negotiation. When he did finally move towards a compromise proposal, this was accepted by the Special Committee of the Board, with the proviso that there be adequate severance protection for the senior executives of AnorMED in the event of termination. This was due to the prolonged and contentious nature of the process and the magnitude of change to the Board under the compromise proposal.  Employment provisions for change in control are not abnormal, and are usually triggered if 50% or more of the Board members are replaced in a two (2) year period (as is the case in the compromise solution suggested by Dr. Baker). There is, however, a mechanism in AnorMED’s change of control agreements, to deal with regular attrition, where a major change in the Board agreed by at least 80% of the directors would not be defined as triggering the change in control mechanism.

Contrary to Dr. Baker’s assertions in his Press Release on March 17, 2006, the Special Committee and the senior management team of nine (9) people at AnorMED supported a position in which the management would not receive the approximately $2.7 million retention bonuses or the accelerated vesting of options, specified in the change of control agreements.  However, the approval of the compromise solution by the Special Committee was contingent on the retention of severance provisions for management, similar to those in the change of control contracts; these would cost AnorMED nothing, if there were no plans to terminate or constructively dismiss senior management.  Rather than taking this opportunity to heal some of the wounds caused by the process, Dr. Baker rejected the offer and insisted on termination terms, which, in the case of long service, were less than terms that some senior management already had in their standard employment contracts. Dr. Baker further compounded the problem, by insisting that the individual change of control contracts, which are due for extension every two (2) years, should not be extended for the another two year period, undermining senior management's confidence in their future with AnorMED with a Board heavily influenced by Dr. Baker.

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This rejection by Dr. Baker of the compromise solution seems incomprehensible, particularly in light of the fact that the election of Dr. Baker’s slate will trigger the full cost and severance provisions in the change of control contracts.  Furthermore, Dr. Baker’s actions have exacerbated the uncertainty among members of the Special Committee and senior management of AnorMED as to Dr. Baker’s intentions. As a result, the view of the Special Committee is that if Dr. Baker’s slate is elected, there is a high risk that progress in the development of MOZOBILTM and AnorMED, and the value of the Corporation, could be seriously undermined.

AnorMED is in advanced partnering discussions for the commercialization of MOZOBILTM.  These partnerships are expected to maximize value and provide cash to fund the ongoing development activities of the Corporation through 2007 – completion of these arrangements may be impaired by the Baker Group's initiatives

AnorMED is currently focused on achieving worldwide approval for the sale of MOZOBILTM for collection of stem cells for stem cell transplantation in cancer patients.  In this indication alone, MOZOBILTM represents a US$200 million to US$300 million annual market opportunity worldwide, which could increase significantly if any of the applications in adjunctive cancer treatment and/or tissue repair come to fruition.  AnorMED is focused on a strategy to commercialize MOZOBILTM either alone or with a partner in North America and to license MOZOBILTM to a partner in the EU and rest of the world.

The Corporation is in advanced discussions with several potential partners regarding the commercialization of MOZOBILTM in Europe and globally.  Terms discussed to date include significant upfront payments, milestone payments and royalty rates that reflect the advanced development stage of the product.  The ongoing discussions suggest that the Corporation will receive a royalty rate consistent with rates that would be obtained if the Phase III results were already known.  The royalty rates being discussed are currently in the range of 25% to 40% of revenue and may vary based on the magnitude of the milestone payments and the level of revenue.  The Corporation believes that the upfront and near term milestone payments should be sufficient to avoid further financings prior to the Corporation's publication of top-line data from its pivotal Phase III clinical trials.

The hostile process initiated by the Corporation's largest Shareholder and a potential change in control of the Corporation through the election of the Dissident's slate of nominees has and will continue to make it difficult for AnorMED to finalize a partnership.  Potential partners are concerned about the Board's ongoing support of such a significant collaboration, and have expressed concern regarding the potential loss of senior management and staff crucial to the successful execution of the MOZOBILTM program.

Europe is a substantial market representing roughly half of the potential worldwide sales for MOZOBILTM.  AnorMED has the opportunity to accelerate, by one year, the commercialization of MOZOBILTM in Europe through an early Conditional Marketing Approval (CMA).  This CMA will only be possible if AnorMED rapidly establishes a European partner to undertake certain critical European Union regulatory responsibilities and provide sales launch expertise.  AnorMED does not currently have the resources to substantially develop or launch MOZOBILTM in the European Union.  A delay in the development of MOZOBILTM in Europe will adversely effect the launch timing and likely the potential market size thereby reducing the value of this important asset.

AnorMED’s partners in Europe will influence what it can achieve in North America.  Some potential partners for Europe are also interested in partnering in North America.  Such alternatives could offer substantial synergies.  AnorMED has engaged an experienced financial advisor to assist the Corporation in assessing alternatives to maximize the value of AnorMED and its MOZOBILTM asset.

Important Steps Being Implemented to Strengthen the Board and Management

As the Corporation completes the development of MOZOBILTM and begins to execute its commercialization strategy, senior management of the Corporation and the Board will be critical to the success of the Corporation’s commercialization efforts.  In order to move the Corporation from its current stage of research and development and clinical trials to commercialization, the Board has long recognized that additional commercial and operating expertise will be necessary at both the senior management and Board levels.  To address these requirements the Nominating Committee and Special Committee has recommended the following new nominees to the Board, namely

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Jeanette Fritzky, William L. Hunter, and Michael Van Every. The new nominees were selected for their expertise in drug commercialization, leadership in transition to profitability and finance.

The Board has recently played an active role in hiring a Vice President of Marketing and the Corporation has hired a Director of Medical Affairs to develop and prepare a commercialization plan and build awareness of MOZOBILTM within the target market.  The Corporation also intends to hire a Chief Operating Officer with commercial experience within the next year to aid in the Corporation’s transition from that of a purely research and development company to one which includes commercial operations.  As the Corporation continues to progress, the Board will assess all senior management roles, responsibilities and requirements.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial years ended March 31, 2005, 2004 and 2003 by the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Corporation (together, the “Named Executive Officers”):

Named Executive Officer and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($) (3)	Awards		Payouts	All Other Compensation ($)
					Securities Under Options Granted (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)
Michael J. Abrams, Ph.D., President, Chief Executive Officer & Director	2005 2004 2003	$376,250 $343,750 $325,000	$155,925 $157,500 $83,875	— — $1,150	35,000 35,000 35,000	— — —	— — —	— — —
William J. Adams, C.A. Chief Financial Officer Vice President, Finance, Secretary and Treasurer	2005 2004 2003	$209,888 $199,388 $195,000	$64,828 $78,030 $33,238	— — $880	20,000 20,000 20,000	— — —	— — —	— — —
Gary J. Bridger, Ph.D.,(1) Vice President, Research and Development and Chief Scientific Officer	2005 2004 2003	$264,750 $228,250 $220,000	$94,668 $76,808 $71,148	$1,440 — $3,250	70,000 20,000 20,000	— — —	— — —	— — —
Paul A. Brennan, M.Sc.,(2) Vice President, Business Development	2005 2004 2003	$214,240 $206,000 $183,333	$56,514 $51,480 $30,754	— — $1,690	15,000 15,000 60,000	— — —	— — —	— — $30,000
Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development	2005 2004 2003	$343,916 $327,882 $320,083	$95,262 $99,931 $65,758	— — —	20,000 15,000 15,000	— — —	— — —	— — —

Notes:

(1)

Dr. Bridger’s position prior to July 1, 2003 was Vice President Research and Chief Scientific Officer.

(2)

Paul Brennan commenced employment with the Corporation on May 1, 2002.

(3)

Relates to the discount on the purchase of Common Shares under the Employee and Director Share Purchase Plan, see “Employee and Director Share Plan”.

The Corporation granted the following options to the Named Executive Officers during the financial year ended March 31, 2005:

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Option Grants During 2005 Financial Year

Named Executive Officer	Securities, Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Michael J. Abrams	35,000	8.5%	$8.40	$8.40	May 1, 2014
William J. Adams	20,000	4.8%	$8.40	$8.40	May 1, 2014
Gary J. Bridger	20,000 50,000	16.9%	$8.40 $6.90	$8.40 $6.90	May 1, 2014 July 1, 2009
Paul A. Brennan	15,000	3.6%	$8.40	$8.40	May 1, 2014
Gary B. Calandra	20,000	4.8%	$8.40	$8.40	May 1, 2014

Aggregated Options Exercised During 2005 Financial Year
and Financial Year-End Option Values

Named Executive Officer	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at March 31, 2005 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at March 31, 2005 Exercisable/ Unexercisable(1)
Michael J. Abrams	—	—	445,000/70,000	$659,330/$36,750
William J. Adams	—	—	150,000/40,000	$157,064/$21,000
Gary J. Bridger	—	—	160,000/90,000	$126,824/$21,000
Paul A. Brennan	—	—	45,000/45,000	$17,850/$20,700
Gary B. Calandra	—	—	135,000/35,000	$7,950/$15,750

Note:

(1)

Based on a market value of $4.25 per share, being the closing trading price per Common Share on The Toronto Stock Exchange as of March 31, 2005.

Employment and Change in Control Agreements

The Compensation Committee of the Corporation reviews as required its existing employment agreements with Dr. Abrams, Dr. Bridger, Dr. Calandra and Mr. Brennan.  It is expected that these agreements will be renewed on terms substantially similar to those currently in effect.  These agreements provide for the maintenance of life insurance policies on Dr. Abrams, Dr. Bridger, Dr. Calandra and Mr. Brennan (with the proceeds payable to such beneficiaries as they may designate) and, in the event of termination of employment, for severance payments equal to twelve (12) month's salary plus one (1) month’s salary for each complete year of service to a maximum of fifteen (15) months for Dr. Abrams, for severance payments equal to seven (7) month’s salary plus one (1) month’s salary for each

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complete year of service to a maximum of twelve (12) months for Dr. Bridger and for severance payments equal to six (6) month’s salary plus one (1) month’s salary for each complete year of service to a maximum of twelve (12) months for Dr. Calandra and Mr. Brennan.

The Corporation has agreements (“Change in Control Agreements”) with each of the Named Executive Officers and certain other senior executives of the Corporation, which provide for special compensation arrangements for such executives in the event of a Change in Control of the Corporation (as defined in the Change in Control Agreements).  A summary of what constitutes a Change in Control is discussed below.  In the event of a Change in Control:

1.

A bonus will be payable to ensure that senior executives are incented to remain in place following the announcement of, and during any discussions regarding, a Change in Control and for six months after the Change in Control.  As long as the respective executives do not terminate their employment with the Corporation voluntarily or are not terminated for cause prior to the end of the six month period:

(a)

the options held by these executives at the time of the Change in Control will vest and become exercisable six months after the Change in Control or on the date of termination; and

(b)

the executives will also receive a lump sum equal to annual base salary (or, in the case of the Chief Executive Officer, one and one-quarter times annual base salary) plus one-half of maximum targeted bonuses (a “Retention Bonus”).

2.

If the executive’s employment with the Corporation is terminated within 24 months (or, 36 months in the case of the Chief Executive Officer) after a Change in Control in circumstances other than death, permanent disability or cause, but including circumstances where there is a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the executive's position, or where the executive is removed as a director if the executive was a director immediately prior to the Change in Control, the executive will receive from the date of termination over a period of 24 months (or, 36 months in the case of the Chief Executive Officer) an aggregate amount (“Severance Payments”) equal to:

(a)

two times annual base salary plus one-half of maximum targeted bonuses, less the amount of any Retention Bonus actually paid; or

(b)

in the case of the Chief Executive Officer, three times annual base salary plus one-half of maximum targeted bonuses, less the amount of any Retention Bonus actually paid,

subject to a 50% reduction for the period in which the executive is receiving remuneration from another employer.

A Change in Control is defined in the agreements to include a business combination resulting in the ownership of greater than 33-1/3% of voting shares of the Corporation by any individual (or group if acting jointly), any individual (or group if acting jointly) acquiring greater than 33-1/3% of the voting shares, or in circumstances where at least 50% of the current Board of Directors cease to be directors.

Election of the AnorMED nominees will not constitute a Change of Control for the purposes of these agreements.  Election of the Dissident nominees will constitute a Change of Control for purposes of these agreements, and the Chief Executive Officer, by virtue of being removed as a director, will have an option to terminate his employment with the Corporation and be entitled to Severance Payments.

Remuneration of Directors

Directors who are also an executive officer of the Corporation receive no cash remuneration for services as a Director, and all other directors excluding the Chairman (“Independent Directors”) are entitled to receive annual compensation of $16,000 ($15,000 prior to April 1, 2005) payable in quarterly instalments.  Directors who (i) represent a shareholder on the Board of Directors, or (ii) are elected under terms relating to an investment made by or on behalf of an investor or manager by whom they continue to be employed full time are not eligible for options.

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In addition, Independent Directors received a fee of $1,500 per Board meeting attended in person, $750 for attendance at such meetings by teleconference, plus out-of pocket expenses incurred on behalf of the Corporation for each Board of Directors and committee meeting attended during Fiscal 2005.  Directors also receive $1,000 per committee meeting attended in person (increased to $2,500 per Audit Committee meeting for the Chair of the Audit Committee for Fiscal 2005 onward) and $500 for attendance at such meetings by teleconference (increased to $1,250 per Audit Committee meeting for the Chair of the Audit Committee for Fiscal 2005 onward).  All per meeting fees are subject to a maximum of $2,000 per day (increased to $3,000 per day for the Chair of the Audit Committee for Fiscal 2005 onward) where more than one meeting is attended in a day.  Directors are also reimbursed for out-of pocket expenses incurred on behalf of the Corporation for each Board of Directors or Committee meeting attended.

Each member of the Special Committee is paid a $10,000 retainer, and an additional fee of $1,000 for each Special Committee meeting attended in person and $500 for each meeting attended by teleconference.  In addition, all expenses (including travel expenses) incurred by members of the Special Committee in connection with the business of the Special Committee shall be reimbursed by the Corporation.

The directors and former directors of the Corporation (other than inside directors) were paid the following amounts as directors’ fees for the year ended March 31, 2005:

Independent Directors	CDN $
Colin Mallet	28,000
David Scott	62,500
Edward Wawrzynczak	27,000
Eve Slater	5,250
Felix Baker	25,000
Julia Levy	20,000
Michael Cleare	29,500
Michael Phillips	15,000
Willem Wassenaar	33,000

Options to purchase Common Shares of the Corporation may also be awarded to members of the Board of Directors at the discretion of the Board of Directors pursuant to the Corporation’s incentive stock option plan.  Eligible Independent Directors are also granted 5,000 options to purchase Common Shares per year.  The exercise price of such options must not exceed the market value of the Common Shares on the date of grant.  For the year ended March 31, 2005, an aggregate of 30,000 options were granted to Independent Directors of the Corporation.

The Chairman of the Board of Directors is eligible for an annual fee of $66,000 ($62,500 prior to April 1, 2005), plus an annual grant of options for his services.  A fee of $62,500 was paid and 7,500 options were granted in Fiscal 2005.  The Chairman of the Board of Directors does not receive any fees from the Corporation for attending either Board of Directors or committee meetings, except for attendance at Special Committee meetings.

Scientific Advisory Board

The Corporation has formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that are of interest to the Corporation.  At the request of Management, these scientific advisors review and provide the Corporation with advice regarding individual research and development projects.  Advisors have all executed confidentiality agreements.  The Scientific Advisory Board meets at least annually and makes its recommendations directly to Management.  Members of the Scientific Advisory Board are paid a fee of U.S.$2,500 for each meeting attended plus travel expenses and each member has been awarded options under the Corporation’s incentive stock option plan.

Composition of the Compensation Committee

During the year ended March 31, 2005, the following individuals served as members of our Compensation Committee:  David Scott (Chairman), Felix Baker, Michael J. Cleare and Colin Mallet, who were all directors of the

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Corporation during the time they served.  Prior to September 16, 2004 the members of the Compensation Committee were David Scott (Chairman), Michael J. Cleare and Julia Levy.  Upon the election of Directors at the 2004 Annual and Special General Meeting of the Corporation, some committee members were rotated amongst the Corporation’s committees of the Board in order to provide a fresh perspective to complement the continuity of the remaining members of the committees. None of the members of the Compensation Committee are officers or employees or were former officers or employees of the Corporation or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Corporation or any interest in material transactions involving the Corporation.  In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire board of directors) of another company whose executive officer is a member of the Compensation Committee or Board of Directors.

Report on Executive Compensation

The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of the Corporation.  In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan.

The Corporation’s compensation package for its executive officers consists of base salary, bonuses and the granting of stock options under its incentive stock option plan.

Base Salary

Base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity.  Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.

Bonuses

Bonuses of cash are used to reward executive officers for achievement of specific, pre-defined objectives during a fiscal year. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.  Objectives are established for each executive officer at the start of the fiscal year and are approved by the Board of Directors upon the recommendation of the Compensation Committee.

Stock Options

The Corporation utilizes grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for its executive officers.

President and Chief Executive Officer’s Compensation

The compensation of the Chief Executive Officer is determined in accordance with the considerations described above for the compensation of the Corporation’s executive officers.

Submitted by the Compensation Committee:

David Scott (Chair)

Michael J. Cleare

Felix Baker

Colin Mallet

Incentive Stock Option Plan

The Corporation currently has an incentive stock option plan (the “Stock Option Plan”) under which outstanding stock options (all of which are non-transferable) to purchase 2,891,216 Common Shares have been granted as of the date hereof to certain executive officers, directors, Scientific Advisory Board members, consultants and employees of the Corporation.  Under the Stock Option Plan, 5,100,000 Common Shares of the Corporation have been conditionally reserved for issue, of which, as of the date hereof, an aggregate of 1,004,688 Common Shares have been issued pursuant to the exercise of options.

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The Stock Option Plan provides that the Board of Directors may from time to time grant options to acquire all or part of the shares subject to the Stock Option Plan to any person who is an employee or director of the Corporation or any other person or company engaged to provide ongoing management, financial and scientific, consulting or like services for the Corporation.  The exercise price of options granted under the Stock Option Plan is determined based upon the market price for the Corporation’s Common Shares  on the date of grant.  The term of any option granted is not to exceed five (5) years (ten (10) years prior to July 1, 2004) from the date of grant.  Except as otherwise provided in the Stock Option Plan, the options shall vest in instalments over the option period at a rate of 1/3 of the options per year starting on the first anniversary of the grant date.  Vesting may be accelerated in certain circumstances (including a Change of Control) as provided in the Stock Option Plan.  The Stock Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

The Corporation has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the current maximum allowable number under the Stock Option Plan.

Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan. A copy of the Stock Option Plan, as amended, may be obtained by any Shareholder upon request from the Secretary of the Corporation at Suite 200, 20353 64th Avenue, Langley, British Columbia, V2Y 1N5.

Election of the Dissident nominees will constitute a Change of Control for purposes of the Option Plan.  Election of the AnorMED nominees will not constitute a Change of Control for the purposes of the Option Plan.

Employee and Director Share Purchase Plan

The Corporation has adopted an employee and director share purchase plan (the “ESPP”) under which a total of 400,000 Common Shares have been reserved for issuance to eligible directors and employees who participate in the plan.  The ESPP does not provide for the Corporation to loan funds for the purchase of shares under the plan.

Participants may purchase up to 10,000 Common Shares under the ESPP in any three year period.  Each purchase must be from treasury and shall be at a 15% discount to the market price of the Common Shares.  As of the date hereof, an aggregate of 228,789 Common Shares have been issued to certain employees and directors of the Corporation pursuant to the ESPP.

Equity Compensation Plan Information

The following table provides information with respect to the Corporation’s Stock Option Plan and ESPP as of the end of the Corporation’s most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at March 31, 2005 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at March 31, 2005 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at March 31, 2005 (c)
Equity compensation plans approved by securityholders	3,522,897	$6.15	1,496,606
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,522,897		1,496,606

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Indebtedness of Directors and Executive Officers

No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to the Corporation.

Indemnification of Directors or Officers

There is no indemnification payable during the financial year ended March 31, 2005 to directors or officers of the Corporation.

Directors and Officers’ Insurance

The Corporation maintains liability insurance for its directors and officers and, in some instances, the Corporation, in the aggregate amount of US$20 million, subject to a deductible of US$100,000 or, in some instances,  US$250,000 payable by the Corporation or, in some instances, payable by the insured individual.  The annual premium of US$250,857 is paid by the Corporation.

Key Management Insurance

The Corporation is the beneficiary under a key management insurance policy of $4.0 million on the life of Dr. Michael Abrams.  The annual premium for this policy for a one year period at renewal on March 2, 2006 was $6,600 and is paid by the Corporation.

Performance of Common Shares

The Corporation’s Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “AOM”.  Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of March 31, 2000 to March 31, 2005.

CUMULATIVE VALUE OF A $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS

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CORPORATE GOVERNANCE

Major regulatory changes have recently been initiated by the Canadian Securities Administrators (the “CSA”) with respect to corporate governance guidelines (the “CSA Corporate Governance Guidelines”).  These guidelines are effective for financial years ending on or after June 30, 2005.  Many such changes also arise from the U.S. Sarbanes-Oxley legislation, and the subsequent rules and regulations, issued by the U.S. Securities and Exchange Commission, the New York Stock Exchange and NASDAQ.

The Board of Directors has monitored and continues to monitor the various changes and proposed changes and, where applicable, amended its corporate governance practices to align itself with these changes. The Board of Directors believes that the Corporation’s practices are consistent with and in some cases go beyond most corporate governance rules and guidelines, including the CSA Corporate Governance Guidelines.

The Corporation substantially complies with the corporate governance guidelines of the American Stock Exchange (“AMEX”).  The Corporation has obtained exemptions from AMEX permitting it to follow the shareholder meeting quorum requirements of its bylaws, which provide that a quorum is met by two persons holding or representing not les than 10% of the outstanding voting shares (as compared to 33 1/3% under AMEX requirements), and permitting the chair of its Board of Directors to serve on its Nominating and Compensation Committees, notwithstanding the fact that the chair is technically an officer and therefore not independent under AMEX requirements.  The Corporation follows the corporate governance requirements of applicable Canadian securities laws.

The following sets out the Corporation’s Corporate Governance Disclosure in the form required by National Instrument 58-101 – Disclosure of Corporate Governance Practices:

1.	Board of Directors
(a) through (c)

The Corporation’s Board of Directors is currently composed of eight (8) directors.  All of the Board members, with the exception of the Chief Executive Officer and Felix Baker, are considered by the Board to be “independent”, as the term is defined in the CSA Corporate Governance Guidelines.  A director is considered independent if he or she has no direct or indirect material relationship with the Corporation, which in view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgement.  The Corporation has no significant shareholder with the ability to exercise the majority of votes for the election of directors.  The Board reviews the status of each individual director annually; the current position is:

Michael J. Abrams – non-independent: Mr. Abrams is a member of management.

Michael J. Cleare -independent

Julia Levy - independent

Colin Mallet – independent

David Scott - independent

Willem Wassenaar - independent

Eve E. Slater - independent

Felix Baker – non-independent: In view of recent developments in respect of the Requisition; Mr. Baker is a managing member of a group of funds that beneficially have an approximate 22.8% shareholding in the Corporation.

Please see “Directors and Senior Officers” for more information about each director, including other directorships and share ownership.

(d)

Certain of our independent directors are directors of other reporting issuers in Canada.  Please refer to the independent directors’ personal information under the heading “Election of Directors – Directors and Executive Officers”.

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(e)

The independent members of the Board of Directors hold meetings quarterly, without the presence of management or the Chief Executive Officer (Michael Abrams).  Nine such meetings were held since the beginning of our most recent completed financial year.

(f)

The Chair of the Board, David Scott, is an independent director and is responsible for providing strategic and tactical leadership at the Board and ensuring the smooth functioning of the Board's processes.

(g)	The following table surveys the attendance of members of the Board of Directors since the beginning of the Corporation's most recently completed financial year:
	Name Michael J. Abrams Michael J. Cleare Julia Levy Colin Mallet David Scott Willem Wassenaar Edward J. Wawrzynczak[1] Eve E. Slater Felix Baker	Board Meetings Attended 18 of 18 16 of 18 16 of 18 16 of 18 18 of 18 18 of 18 7 of 7 17 of 18 18 of 18

Note:

(1)

Mr. Wawrzynczak directorship ended on July 28, 2005

2.	Board Mandate

The Board has adopted a written mandate (a copy of which is attached as Schedule A to this Circular), in which it has explicitly assumed responsibility for the stewardship of AnorMED. The Board’s expectations of management are covered in the position descriptions and annual objectives of the senior management, as well as by the Corporation’s Business Philosophy and Corporate Code of Ethics.  Decisions that require the prior approval of the Board are clearly defined. The Chair of the Board is available for feedback from any security holder.

Board members and management participate in an annual strategic planning review process. Any revisions to the plan must be approved by the Board.  Implementation of the strategic plan is the responsibility of management. The Board systematically reviews opportunities by weighing them against the business risks and actively managing these risks. The Board provides leadership but does not become involved in day-to-day matters.  Management reports to the Board on a regular basis on the Corporation’s progress in achieving these strategic objectives.

The Board believes that it understands the specific risks of AnorMED’s business. The Board has identified specific Board committee responsibilities for key risks, and the committees review these risks with management on a regular basis. Major strategic risks are reviewed by the Board as part of its annual review of the Corporation’s strategic plan.  AnorMED also has in place an environmental risk review process that includes regular reporting to the Corporation’s Audit Committee.

Appointments to senior management are subject to Board review. A system for management succession planning and development has been established, and the Board reviews plans for senior management annually.  The performance of senior management is monitored by the Board through the Corporation’s Compensation Committee.

AnorMED employs a professional investor relations team and complies with all regulatory requirements.  The Corporation has systems in place and a formal Corporate Disclosure Policy for effective communication with the public and its shareholders, as well as compliance with regulatory reporting and disclosure obligations.

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AnorMED has a policy addressing employee and insider trading that is followed by members of the Board, senior management, employees, and related insiders. AnorMED periodically sets trading blackouts for employees, senior management and directors in advance of news releases, and in other circumstances, as deemed appropriate.

3.	Position Descriptions
(a)

Position descriptions are in place for the Chair of the Board and the chair of each committee of the Board.  Position descriptions for directors reflect their different committee responsibilities.  The Board reviews progress against corporate objectives quarterly.

(b)

Position descriptions are also in place for the President and Chief Executive Officer, and senior management.  Annual objectives are established for the Chief Executive Officer, with the Compensation Committee and the Board, in conjunction with the annual budgeting and operating planning process. The Board reviews progress against corporate objectives quarterly, and the Chief Executive Officer’s performance is reviewed by the Compensation Committee, based on performance against these objectives.  These objectives, together with AnorMED’s strategic and operating plans, comprise the principal mandate of the Chief Executive Officer, and decisions that require the prior approval of the Board are clearly defined.  The Chief Executive Officer’s objectives always have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education
(a)

A new director receives a comprehensive orientation, including a Directors’ Manual covering all Board member and committee responsibilities. The commitment needed from directors, particularly the commitment of time and energy, is made clear to directors prior to their nomination. While the importance of a balance of experience on the Board is realized, critical attention is given in director selection and orientation to ensuring that all directors adequately understand the business.  Most Board meetings are held at AnorMED’s premises to give additional insight into the business.

(b)

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.  Directors are also invited to attend Scientific Advisory Board and Commercial Advisory Board meetings.  Members of these boards are internationally recognized leaders in their fields.  Expert speakers are also invited to present at Board and Committee meetings.

5.	Ethical Business Conduct
(a)

The Board has adopted a written Code of Business Conduct and Ethics for its directors, officers and employees (the “Code”), which is available on SEDAR at www.sedar.com under the company name “AnorMED Inc.”  The Code specifically includes guidelines with respect to conflicts of interest, protection of corporate assets, confidentiality, fair dealing and compliance with laws and regulations.  An ombudsman has been appointed to guarantee the confidentiality of any feedback from employees on potential breaches of the Code.  Additionally, the Corporation has set up, in conjunction with shareholder.com, a confidential and anonymous reporting system for submissions by employees of any concerns regarding accounting, internal accounting controls or auditing matters.

(b)

The Board is committed to maintaining compliance with the Code.  No waivers of the Code have been granted by the Board.  The integrity of the organization and the implementation of the Code are monitored by the Board, with the assistance of the AnorMED ombudsman.

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(c)

No material change reports have been filed by AnorMED since the beginning of the last completed financial year of AnorMED that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(d)

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

(e)

Each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as set out in the Board Mandate, the director position descriptions and in the Code.  In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

6.	Nomination of Directors
(a)

Our Nominating Committee reviews the composition of the Board on at least an annual basis, periodically identifies new candidates for nomination to the Board and makes recommendations as to nominations to the Board.  In making its recommendations to the Board on director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs.

(b)

AnorMED’s Nominating Committee consists entirely of independent directors.  The members of the committee are:

David Scott (Chair)

Julia Levy

Eve Slater

Willem Wassenaar

Appointment to the Nominating Committee is subject to the approval of the Board.

The Nominating Committee has a published mandate (See www.anormed.com).  It also has the right to engage an outside advisor, as do all Board Committees.  It is the Nominating Committee’s responsibility to recruit new board members as required.  AnorMED has no obligation or contract with any 3rd party, providing them with the right to nominate a director.

7.	Compensation
(a)

Compensation for directors and officers is determined by the Corporation’s Compensation Committee.  This Committee reviews industry standards for director and officer compensation in setting compensation levels for directors and officers.

(b)

AnorMED’s Compensation Committee consists entirely of independent directors.  The members of the committee are:

David Scott (Chair)

Michael Cleare

Colin Mallet

Appointment to the Compensation Committee is subject to the approval of the Board.

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(c)

The Compensation Committee has a published mandate (See www.anormed.com).  It also has the right to engage an outside advisor, as do all Board Committees.   The  Compensation Committee is responsible for selecting the corporate goals and objectives that are relevant to the Chief Executive Officer’s compensation, for review by the whole Board. It establishes the links between the Chief Executive Officer’s compensation and these goals, evaluates the Chief Executive Officer’s performance, and makes recommendations to the Board on the Chief Executive Officer’s and senior executive compensation, and incentive compensation and equity-based plans.

(d)	The Compensation Committee may use consultants for guidance. No such consultants have been used by the Compensation Committee.
8.	Other Board Committees

AnorMED is committed to the highest standards of corporate governance. AnorMED’s Corporate Governance Committee was established in 1999, and has been given a mandate by the Board to ensure that AnorMED maintains a high standard of corporate governance (See www.anormed.com). The Committee consists entirely of independent directors.  The members of the Corporate Governance Committee are:

Colin Mallet (Chair)

David Scott

Willem Wassenaar

The Corporate Governance Committee monitors current corporate governance best practice, and recommends and monitors AnorMED’s approach to corporate governance, and its response to these corporate governance guidelines. The Committee reports to the Board on a regular basis.

The Board has an Audit Committee composed of independent directors, who are  all financially literate.  The Audit Committee has a written charter (See www.anormed.com), and reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The Audit Committee meets quarterly with management and the Corporation’s external auditors to review financial statements, internal controls and other matters. It also meets quarterly with the external auditors without the presence of management, and the auditors are fully aware that they are hired by, and under the oversight of, the Corporation’s Audit Committee and the Board.  The Board believes that AnorMED has not yet reached the size and complexity where an internal audit function is justified.

The Audit Committee consists entirely of independent directors. The members of the Audit Committee are: Willem Wassenaar (Chair) Michael Cleare Colin Mallet

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The Board also has a Research and Development Committee that has been given the mandate to review and make recommendations to the Board regarding scientific research (pre-clinical), clinical development, manufacturing, patent position and scientific competition issues. The Research and Development Committee has a written mandate (see www.anormed.com).

The Research and Development Committee meets as required.  Members of the Research and Development Committee are:

Eve Slater (Chair)

Michael Abrams

Felix Baker

Michael Cleare

Julia Levy

9.	Assessments

The Board and each of its Committees have written mandates (See www.anormed.com).  Each Committee member and Board member adhere to the terms of their respective mandates as the basis for their position descriptions. The Corporate Governance Committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole, are reviewed on an annual basis. A process has been established that involves questionnaires that are completed by individual Board members and representatives of management. The Chair of the Board reviews the findings of the questionnaires and reports the aggregate results for the Board, and Board Committees to the Board.  Each director completes a written self-assessment questionnaire and a questionnaire regarding the contributions of each individual director annually and discusses his/her contribution to the Board and its Committees with the Chair of the Board. Additionally the Corporate Governance Committee monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Corporation is not aware of any material transaction, involving any director or executive officer or proposed nominee for election as a director or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Corporation or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or its subsidiary.

AUDITORS

The last AGM the Shareholders reappointed  KPMG LLP as the Corporation’s auditors to hold office until the next annual general meeting of Shareholders.  KPMG LLP have been the auditors of the Corporation since February 5,

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1998, when they replaced the firm of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2006 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before March 31, 2006, to be considered for inclusion in the management proxy circular for the 2006 Annual Meeting of Shareholders.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com under the name “AnorMED”, 2004 financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, which are provided with this Management Proxy Circular.  Copies of our financial statements and MD&A can be obtained by contacting the Secretary of the Corporation in writing at Suite 200, 20353 64th Avenue, Langley, British Columbia V2Y 1N5 or by e-mail at wjadams@anormed.com.  Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

The Management knows of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting.   However, if any other matters which are not known to the Management shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED at Langley, British Columbia, as of the 22nd day of March, 2006.

By Order of the Board of Directors (Signed)
W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance, Secretary and Treasurer

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APPENDIX A

DISSIDENTS’ NOMINEE
DIRECTORS
(as provided by Dr. Baker)

Felix J. Baker, Ph.D.

Felix J. Baker has served as a Director of AnorMED since April 2004.  Dr. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Julian Baker, founded in 2000. Baker Bros. Advisors, LLC manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly traded life sciences companies. Dr. Baker’s career as a fund-manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch family. Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school. He is also a director of Trimeris, Inc., Neurogen Corporation, ConjuChem Inc., and Seattle Genetics, Inc.

Kelvin Neu, M.D.

Kelvin Neu is an Associate at Baker Bros. Advisors LLC.  Dr. Neu trained as a physician-scientist prior to joining Baker Bros. Advisors, LLC full time in 2004.  Dr. Neu holds an M.D. from Harvard Medical School and the Harvard-MIT Division of Health Sciences and Technology, and spent three years in the Immunology PhD program at Stanford University. Dr. Neu also holds an A.B. (summa cum laude) in Molecular Biology from Princeton University.  He currently serves on the board of directors of diaDexus, a privately-held biotechnology company.

Jacques R. Lapointe

Jacques R. Lapointe has more than 30 years of leadership and operational experience with global biotechnology and pharmaceutical organizations. From 2003 to 2005, Mr. Lapointe was President and Chief Executive Officer of ConjuChem Inc., a Canadian biotechnology company.  Prior to that Mr. Lapointe was for several years President, Chief Operating Officer and Director of BioChem Pharma, Inc., a Canadian biotechnology company whose product Epivir (3TC), sold by GlaxoSmithKline, plc., remains one of the most widely used treatments for HIV infected patients in the world.  Biochem Pharma was sold to Shire Pharmaceuticals, Inc. for $4 billion in 2001.  Before his appointments at Biochem Pharma, Mr. Lapointe worked for 12 years with Glaxo Wellcome plc with responsibilities as President and Chief Executive Officer of Glaxo Canada, Managing Director for the United Kingdom, Regional Director for a number of other countries, and Worldwide Director of Business and Commercial Development. Mr. Lapointe retired from full-time employment, but with his extensive experience in the pharmaceutical industry he continues to serve on the boards of various Montreal-based private and public companies, including ConjuChem, Inc.  Mr Lapointe received a B.Com and MBA (Finance) from Concordia University in Montreal.

I. Berl Nadler

I. Berl Nadler is a senior partner and member of the Management Committee of Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montréal and New York, practising in the Toronto office.  Mr. Nadler has a wide-ranging corporate and commercial practice focusing on acquisitions, financings and restructurings and has advised many public companies.  Mr. Nadler has a B.C.L. and an LL.B. from McGill University and an LL.M. from Harvard Law School.  Mr. Nadler has served as a director of Canron Inc. and Microcell Telecommunications Inc.

Henry J. Fuchs, M.D.

Henry J. Fuchs is the Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals, a biotechnology company focused on the discovery and development of novel therapeutics, with an emphasis on cancer.  Prior to joining Onyx Pharmaceuticals, Dr. Fuchs was Chief Executive Officer of IntraBiotics, a biotechnology company.  He originally joined IntraBiotics in 1996 as Vice President of clinical affairs before assuming the role of President and Chief Operating Officer in 2001.  From 1987 to 1996, Dr. Fuchs was with Genentech where he led the clinical team that played an integral role in the approval of Herceptin, a breast cancer treatment, as well as Pulmozyme, a therapeutic for cystic fibrosis.  Dr. Fuchs earned an M.D. degree from George Washington University and a B.A. in biochemical sciences from Harvard College.  Dr. Fuchs serves on the board of directors of IntraBiotics.

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Joseph P. Dougherty, Ph.D.

Joseph P. Dougherty is a partner at Seaview Securities LLC, a specialty investment bank assisting life sciences companies with private placements, public offerings, mergers and acquisitions and strategic advice.  Prior to co-founding Seaview Securities, Dr. Dougherty was a senior biotechnology research analyst covering a full range of large and small cap product and genomics companies at Lehman Brothers. Between 1997 and 2002, Dr. Dougherty advised on and helped market in excess of 45 biotechnology transactions valued at over $6 billion while at Lehman Brothers from 2000 to 2002 and Warburg Dillon Read (now UBS) from 1997 to 2000.  Before entering the securities industry as a Wall Street analyst, Dr. Dougherty was a research scientist at Gilead Sciences (1992-1997) where he co-invented the PMPA prodrug now marketed as Viread® while working in medicinal chemistry and drug development.  Viread® has become a leading drug sold around the world for the treatment of HIV infected patients.  Dr. Dougherty received his Ph.D. in Bioorganic Chemistry from Columbia University and an A.B. in Chemistry from Harvard University. He has authored numerous scientific articles and obtained several patents.

Kenneth Galbraith

Kenneth Galbraith is President of Gigha Consulting Ltd., a consulting and investment management company. Previously, Mr. Galbraith spent more than 13 years in senior management with QLT Inc., one of the world’s leading biotechnology companies, retiring in 2000 from his position as Executive VP and CFO.  Mr. Galbraith has been active in support for the healthcare and technology industries in British Columbia and Canada.  He was a founding Director of the BC Biotechnology Alliance, serving as its Chairman for three years, and a founding Director of BIRC Corp., a provincially-funded organization formed to build healthcare infrastructure in British Columbia through strategic equity investments in British Columbia companies. Mr. Galbraith also served as Chairman of the board of directors of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE).  Mr. Galbraith has served on the board of directors of several public and private companies located in British Columbia and the United States, including Angiotech Pharmaceuticals, Stressgen Biotechnologies, Micrologix Biotechnology Inc., Neuro Discovery Inc. and Cardiome Pharma Inc.  Mr. Galbraith graduated from the University of British Columbia in 1985 with a B.Com. (Honours) degree and was admitted as a Chartered Accountant in British Columbia in 1988.

Klaus R. Veitinger, M.D., Ph.D.

Klaus R. Veitinger is a member of the Executive Board of Schwarz Pharma AG, an international mid-size pharmaceutical company, and Chief Executive Officer of Schwarz Pharma's United States and Asian business.  Since joining Schwarz Pharma in 1990, Dr. Veitinger has held senior management positions in drug development, strategic planning, business development and mergers and acquisitions.  A medical doctor by background, Dr. Veitinger trained as a surgeon in several European countries and the United States.  Dr. Veitinger has a Ph.D. in Pathophysiology from the University of Heidelberg and an MBA from INSEAD in France.  Dr. Veitinger has served as a director of BoneCare International and Aryx Pharmaceuticals and is serving on the board of directors of PhRMA.

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APPENDIX B

AnorMED Inc.

Board Mandate and Principles

The board of AnorMED believes that our overriding duty to the shareholders is to maximize the value of the business.  We follow the 12 principles enumerated below.

1.

The Chair of the Board will be independent.

2.

The majority of the Board will be independent.

3.

All directors will act in the best interest of AnorMED and will put the interest of AnorMED ahead of any single stakeholder, shareholder or group.

4.

The Board will supervise management, not manage the business day-to-day.

5.

The Board will choose, assess and coach the Chief Executive Officer.

6.

The Board will be responsible for reviewing, discussing and debating AnorMED’s strategic direction, choice of business opportunities and the management of the risk which those opportunities entail.

7.

The Board will ensure that there are objectives for management and will regularly review performance against these objectives.

8.

The Board will ensure there are contingency plans for the orderly succession of management and that these plans are kept up to date.

9.

The Board will ensure that AnorMED communicates openly and effectively with its shareholders, other stakeholders and the public.

10.

The Board will ensure that AnorMED has effective control, accounting and information systems to monitor and discharge its responsibilities.

11.

The Board will ensure that AnorMED reports on its corporate governance in each Management Proxy Circular.

YOUR VOTE IS EXTREMELY IMPORTANT.

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12.

The Board will assess each year the effectiveness of the Board, its committees and its members, including the division of responsibilities among them.

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

CAST YOUR BLUE PROXY TODAY – HERE’S HOW

This Proxy Circular  recommends that shareholders VOTE FOR AnorMED’s Nominee Directors and VOTE AGAINST the Dissidents’ Nominee Directors.

Please note that if you have mistakenly voted using the wrong proxy, you have every right to change your vote by simply signing, dating and voting the enclosed BLUE Proxy.  This action will cancel all previous votes as it is the later dated proxy received that will count at the Meeting.

What material do I need to submit?

If you are a shareholder, you only need to submit your BLUE Proxy which accompanies this material.  The BLUE Proxy must be signed, dated and returned using any of the methods described on the form of proxy.

What is my deadline to vote?

Your BLUE Proxy must be voted by any on of the methods described on the form no later than 10:00 a.m., Vancouver time, on April 19, 2006.   Whether you hold your shares directly or through a broker, it is particularly important that your return the executed BLUE Proxy voted FOR AnorMED’s Nominee Directors as soon as possible to ensure your vote is counted.

Who do I call if I have any questions about the AnorMED proxy or if I need help voting?

If you have any questions about the information contained in this document or require assistance in completing your BLUE Proxy, please contact AnorMED’s proxy solicitation agent at:

North American Toll Free Number: 1-866-267-8910

Please visit our website for regular updates at www.anormed.com

YOUR VOTE IS EXTREMELY IMPORTANT.

PLEASE SUBMIT YOUR BLUE PROXY TODAY.

AnorMED Inc.
200 - 20353 64th Avenue
Langley, British Columbia, Canada, V2Y 1N5
Tel. No. (604) 530-1057  Fax No. (604) 530-0976

FORM OF PROXY (REGISTERED SHAREHOLDERS)

This Blue Proxy is solicited on behalf of the management of AnorMED Inc. (the “Corporation” or “AnorMED”) for the Special  Meeting of Shareholders on April 21, 2006 (the “Meeting”).  At the Meeting, holders of Common shares of the Corporation (“Common Shares”) are entitled to vote by virtue of the rights attached to such shares.  Holders of Common Shares are entitled to one vote for every Common Share held.

THIS BLUE PROXY MUST BE RECEIVED NO LATER THAN 10:00 A.M. (VANCOUVER TIME) ON APRIL 19, 2006 (SEE BACK FOR DELIVERY INSTRUCTIONS).

The undersigned hereby appoints DAVID SCOTT, Chairman of the Corporation,  or failing him, MICHAEL J. ABRAMS, President and Chief Executive Officer of the Corporation, or instead of either of them                                                             , as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll or ballot as follows:

Shareholders are recommended to VOTE FOR ITEM 1

1.

VOTE FOR  or VOTE AGAINST  or, if no specification VOTE FOR the ordinary resolution to remove from office all of the current directors of the Corporation and to fill the director vacancies with AnorMED’s nominees: David Scott, Michael Abrams, Jeanette C. Fritzky, William L. Hunter, Michael Van Every, Michael J. Cleare, Julia Levy and Colin Mallet, to hold office until the close of the next annual meeting of Shareholders of the Corporation.

Shareholders are recommended to VOTE AGAINST ITEM 2

2.

VOTE FOR  or VOTE AGAINST  or, if no specification made, VOTE AGAINST the ordinary resolution to vote on a request received by the Corporation from certain shareholders (“Dissidents”) of the Corporation to remove from office all of the current directors of the Corporation and to fill the director vacancies with the Dissidents’ nominees: Felix J. Baker, Joseph P. Dougherty, Henry J. Fuchs, Kenneth Galbraith, Jacques Lapointe, I. Berl Nadler, Kelvin Neu and Klaus R. Veitinger, to hold office until the close of the next annual meeting of Shareholders of the Corporation.

The Instructions  on the reverse are incorporated into and form part of this Blue Form of Proxy.

The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this             day of                                 , 2006.

SIGNATURE OF SHAREHOLDER Title, if applicable: Phone Number:

INSTRUCTIONS FOR COMPLETION OF BLUE PROXY
YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT –
VOTE YOUR PROXY TODAY USING ONE OF THE METHODS AVAILABLE BELOW.

1.

This BLUE Form of Proxy is solicited by Management of the Corporation. See the Management Proxy Circular for more detailed information.

2.

This Proxy must be signed by you, the registered Shareholder or your attorney duly authorized in writing. If you are a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or such other documentation in support as shall be acceptable to the Chairman of the meeting, or a notarial copy thereof, must accompany the Form of Proxy.

3.

If this Blue Form of Proxy is not dated in the space provided on the front of this Proxy, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

4.

The Common Shares represented by this BLUE Form of Proxy will be voted for or against the item, in accordance with the instructions given, on any poll of a resolution or ballot that may be called for.  If you, the registered Shareholder, have specified a choice with respect to any of the items above, the Common Shares will be voted in accordance with that choice.  In the absence of instructions made on a Form of Proxy, it is the intention of the Management designee, if named as Proxyholder, to vote in favour of Item 1 and vote against Item 2.

This Proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and Management Proxy Circular and with respect to other matters which might properly come before the Meeting.  The Common Shares represented by this Proxy will be voted by the appointed proxyholder with respect to all other matters that may properly come before the Meeting or any adjournment thereof as the proxyholder in its sole discretion sees fit.

5.

You, as a registered Shareholder, have the right to designate a person or company (who need not be a Shareholder of the Corporation), other than  DAVID SCOTT or MICHAEL J. ABRAMS, both directors and/or officers of the Corporation and the Management designees, to attend, act and vote for you as the registered Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the Form of Proxy, the name of the person to be designated and striking out, the names of the Management designees or by completing another proper form of proxy and delivering same to the Toronto office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on April 19, 2006.

6.

Time is of the essence.  This proxy, to be effective must, be returned to and received by the Toronto office of the Corporation's registrar and transfer agent, at Computershare Investor Services Inc., Attn. Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on April 19, 2006, or in the case of any adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting.  Failure to properly complete or deposit a Proxy may result in its invalidation.  The time limit for deposit of Proxies may be waived by the Chairman in his sole discretion without notice.

PLEASE ENSURE THAT YOU:

1.

SIGN your name exactly as it appears on this Blue Proxy.

2.

Date this Blue Proxy.

3.

Return this Blue Proxy to Computershare Investor Services Inc. by using one of the following methods:

•

By FAX to (416) 263-9524

OR

•

By MAIL in the prepaid envelope provided.

If you have any questions or need assistance completing this Blue Proxy please call: Georgeson Shareholder Communications Canada Inc. Toll Free: 1-866-267-8910

CERTIFICATE

Re:

AnorMED Inc. (the "Corporation")

Special Meeting of Shareholders – April 21, 2006

In connection with the special meeting of shareholders of the Corporation scheduled to be held on April 21, 2006, the undersigned hereby reports that the Corporation has made the arrangements described in paragraphs (a) and (b) of subsection 2.20 of National Instrument 54-101 (“NI 54-101”), and that the Corporation is relying upon section 2.20 of NI 54-101 in abridging the time prescribed in subsections 2.2(1) or 2.5(1) of NI 54-101.

DATED as of the 24th day of March, 2006.

ANORMED INC.

Per:         /s/ W.J. Adams

W. J. (Bill) Adams

Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED RECOMMENDS SHAREHOLDERS REJECT DISSIDENT SLATE OF DIRECTOR NOMINEES

AnorMED Inc. On Track To Maximize Shareholder Value Under Leadership of Current Management & AnorMED Proposed Board Slate

Dissidents' Board Slate Puts Shareholder Value At Significant Risk

For Immediate Release:

        March 27, 2006

Vancouver, B.C. -  The Board of Directors of AnorMED Inc. (TSX: AOM; AMEX:AOM) has recommended that shareholders vote in favor of the AnorMED slate of director nominees and reject any slate of director nominees that may be proposed by a dissident group of shareholders, represented by The Baker Group, holding approximately 23 percent of the Company's shares.

The slate of directors recommended by the AnorMED Board and Management includes three* new nominees selected for their expertise in drug commercialization, operational and financial leadership and the management of profitable companies:

Michael Abrams, President & CEO, Director & Founder, AnorMED Inc.  2006 Recipient of the 2006 Julia Levy award for biomedical innovation and commercialization in Canada.

*William L. Hunter, President & CEO, and co-founder, Angiotech  Pharmaceuticals, Inc., Director of the Michael Smith Foundation for Health Research. Former director of Neuromed Technologies, Vigil Health Management and Viewpoint.

*Jeanette Fritzky, Independent Consultant.  Former Head of Global and US Marketing for Chiron Corporation, BioPharmaceutical Division.

*Michael Van Every, CA, Current Director of Biovail Corporation and Chair of Biovail Corporation's Audit Committee. Current Director of Kelman Technologies.

Julia Levy, Director of AnorMED Inc., former President & CEO, and co-founder of QLT Inc., Director of a number of private biotechnology companies and Working Opportunity Fund, a labour-sponsored mutual fund, Past President of the Canadian Federation of Biological Sciences, and an Officer of the Order of Canada.

Colin Mallet, Director of AnorMED Inc., former President and CEO of Sandoz Canada Inc. (now Novartis), past Chair of the Canadian Association of Research-based Pharmaceutical companies, Director on the boards of Axcan Pharma Inc., MethylGene Inc. and Migenix Inc.

Michael Cleare, Director of AnorMED Inc., Executive Director, Science & Technology Ventures, Columbia University, Former Managing Director & President, Electronics Materials Division and Pharmaceutical Materials Group, Johnson Matthey plc

David Scott, Chairman of AnorMED Inc., Corporate Director, Former President MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation.

Shareholders are recommended to vote their BLUE AnorMED proxy in advance of the Special Meeting to be held on April 21, 2006.  Only registered and appointed proxyholders will be able to vote at the Special Meeting.  For more information on how to vote your BLUE proxy or where to receive the AnorMED Management Proxy Circular please contact Georgeson Shareholder, AnorMED's proxy and information agent at the following North American toll free number  1-866-267-8910 or collect at 416-642-7069. For additional and updated information shareholders are welcomed to visit our website at www.anormed.com

-more-

The reasons for the Board's recommendation that shareholders vote FOR AnorMED's slate of directors, outlined in AnorMED's proxy circular, are summarized below.

•

As of the time of today's announcement, the Baker Group has disclosed neither the basis for their requisition to replace the Board nor any specific plans for AnorMED Inc.

•

The Baker Group's slate lacks independence needed to act in the best interests of all shareholders. The Baker Group are attempting to obtain control of AnorMED without paying a control premium, and therefore are not acting in the best interests of AnorMED and its shareholders. Dr. Baker's Rights Offering Proposal in the fall of 2005 is an example of his attempt to further his own interests and disregard those of all AnorMED shareholders.

•

The Baker Group's slate of nominees is not independent, because at least six of the eight nominees of the Dissidents have business connections to the Baker Group. The election of the Baker Group's proposed slate of nominees would result in the Baker Group achieving effective control of the Corporation through control of the Board without having to pay AnorMED Shareholders a change of control premium.  For this reason, Dr. Michael Abrams, the Corporation's Chief Executive Officer and founder, declined to participate on the Baker Group's slate of nominees.

•

AnorMED is in advanced partnering discussions for the commercialization of MOZOBILTM.  These partnerships are expected to maximize value and provide cash to fund the ongoing development activities of the Corporation through 2007 - completion of these arrangements may be impaired by the Baker Group's initiatives.

•

AnorMED's senior management is crucial for its scientific and clinical success, and its ability to maximize the value of AnorMED's shares; yet Dr. Baker has deliberately created a climate of uncertainty regarding his intentions for AnorMED and the ongoing role of the Corporation's senior management.  This has significant implications for AnorMED's ability to retain and attract key employees and management.

•

In support of AnorMED's plan to commercialize MOZOBILTM , AnorMED's lead Phase III product,  the Board and Management recently hired a Vice President of Marketing and Director of Medical Affairs to develop and prepare a commercialization plan and build market awareness of MOZOBILTM . AnorMED also intends to seek a Chief Operating Officer within the next year to support its commercial operations. As AnorMED continues to progress, the Board will assess all senior management roles, responsibilities and requirements.

•

The Board is confident that once shareholders understand the facts and motivations surrounding the Baker Group's attempt to takeover AnorMED, shareholders will vote for AnorMED's nominee directors, including Michael Abrams, the current CEO.   The Board of Directors of AnorMED urges shareholders to NOT sign or return any forms of proxy that may be sent to you by the dissident shareholder group.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words "anticipates, "believes", "budgets", "could", "estimates", "expects," "forecasts", "intends", "may", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED's Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

TELECONFERENCE CALL NOTIFICATION: Monday, March 27, 2006 9:00am EST/6:00am PST

On March 27, 2006, AnorMED Inc. will host a teleconference call at 9:00 am EST (6:00 am PST). Participants will be in listen only mode. To listen to the teleconference please dial 1-800-558-5253 in Canada and the U.S. or 1-416-626-4100 Internationally after 9:00 am EST. The reservation number required for access is #21288034.  This call will be available on replay until April 26, 2006. This call will also be webcast from AnorMED's website at www.anormed.com.

For further information:

Dr. Michael Abrams

Elisabeth Whiting, M.Sc.

President & CEO

VP Corporate Development & Communications

Tel: 604-530-1057

Tel: 604-532-4667

E-mail: mabrams@anormed.com

Cell: 604-763-4682

E-mail: ewhiting@anormed.com

ADDITIONAL INFORMATION FROM THE ANORMED PROXY CIRCULAR FOR SHAREHOLDERS AND REPORTERS

RATIONALE TO SUPPORT ANORMED'S NOMINEES

The Baker Group is attempting to obtain control of AnorMED without paying AnorMED Shareholders a control premium, and therefore Dr. Baker is not acting in the best interests of AnorMED and its Shareholders

The Baker Group's Slate Lacks Independence Needed to Act in the Best Interests of All Shareholders

The election of the Baker Group's proposed slate of nominees would result in the Baker Group achieving effective control of the Corporation through control of the Board without having to pay AnorMED Shareholders a change of control premium.  At least six of the eight nominees of the Dissidents have business connections to the Baker Group, including:

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Dr. Baker himself.

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Kelvin Neu - an associate at Baker Brothers Advisors, LLC.

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Berl Nadler - The Baker Group's Canadian lawyer.

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Jacques Lapointe - Certain entities of the Baker Group hold approximately 23% of the shares of ConjuChem Inc. (on a fully-diluted basis), a company in which Dr. Baker and Mr. Lapointe are directors.  Mr. Lapointe was also President and Chief Executive Officer of ConjuChem Inc. from October 2003 to October 2005 during which time certain entities of the Baker Group were the sole purchasers of a $15 million convertible senior subordinated notes financing.

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Henry Fuchs - Certain entities of the Baker Group owned 26.4% of a company in which Mr. Fuchs was at the time the chief executive officer.  Mr. Fuchs later joined another company as chief medical officer just prior to certain entities of the Baker Group expanding their ownership in such company.

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Joseph Dougherty - Mr. Dougherty's company, Seaview Securities LLC, was engaged in 2003 by ConjuChem Inc., a company in which Dr. Baker is a director and which is chaired by another Baker Group nominee, Jacques Lapointe (see above).  Seaview received 200,000 options, half of which it exercised, selling the resulting shares for a profit of approximately $250,000.

The Baker Group asks that Shareholders abandon the best corporate governance practices currently followed by AnorMED in favour of a board of directors comprised mainly of individuals whose business interests are related to the Baker Group.  If the Baker Group wants to control the board of AnorMED, and therefore the Corporation itself, they should propose a take-over bid and pay a fair price for control.  The lack of independence in the Baker Group's proposed slate of directors is troubling to the Corporation's management and to all Board members with the exception of Dr. Baker.

Dr. Baker's Rights Offering Proposal was an Attempt to Further his Own Interests and Not Those of the Corporation's Shareholders

Dr. Baker's motives to increase the Baker Group's control over the Corporation were evidenced by his actions in the fall of 2005 when the Corporation required capital to fund its operations and development pipeline.  Dr. Baker insisted that the Corporation conduct a rights offering that the Baker Group would backstop and purchase, for a fee payable by the Corporation to the Baker Group's companies, any Common Shares not taken up by the Corporation's minority Shareholders.  One of the features of Dr. Baker's proposal was that the discount of the purchase price to the then market value of the Corporation's Common Shares would be relatively modest (contrary to typical rights offerings), thereby not creating an incentive for Shareholders, other than the Baker Group, to participate.  This could have resulted in the Baker Group increasing their ownership in AnorMED, potentially up to 36%, without having to pay a change of control premium to existing Shareholders.

In response to the Board's concern that the Baker Group may effectively acquire control by backstopping the proposed rights offering, Dr. Baker suggested that any shares purchased by the Baker Group that caused the Baker Group to exceed a 24% ownership level of the Corporation would be subject to a voting trust agreement with the Corporation.  While Dr. Baker's proposal attempted to address the issue of voting control in part, it would still have allowed the Baker Group's voting interest in the Corporation to increase and in any case, his proposal did not address the fact that Shareholders of the Corporation would not be receiving a control premium, nor did it prevent the Baker Group from selling their control position at a premium to a third party.

As a director of the Corporation, Dr. Baker has a duty to act honestly and in good faith with a view to the best interests of the Corporation and the Shareholders at large and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Even after the Board received independent financial advice from Blair Franklin Partners Inc. advising the Board to proceed with a bought deal financing, Dr. Baker continued to insist that the appropriate capital markets strategy for AnorMED was his proposed rights offering.  Dr. Baker's actions subsequent to the closing of the financing suggest that Dr. Baker was being motivated by a desire to increase the percentage interest in the Corporation held by the Baker Group and not by his concerns for the best interests of the Corporation or its Shareholders at large.

AnorMED's senior management is crucial for its scientific and clinical success, and its ability to maximize the value of your shares; yet Dr. Baker has deliberately created a climate of uncertainty regarding his intentions for AnorMED and the ongoing role of the Corporation's senior management.  This has significant implications for AnorMED's ability to retain and attract key employees and management.

After being actively involved with the other directors in establishing strategy for AnorMED, and voting in favour of the most recent strategic plan and objectives, Dr. Baker has aggressively questioned the competence of the Board in its guidance of the Corporation.  This criticism has not been productive in light of his failure to indicate any preferred alternative strategy.  Despite repeated requests, Dr. Baker has reinforced the Board's position that he is more interested in gaining control rather than in creating value for the Shareholders of the Corporation other than the Baker Group.  By choosing to requisition a Special Meeting, rather than actively pursuing a mutually agreeable resolution focused on the optimal strategic direction for the Corporation, Dr. Baker has deliberately taken a path that will incur significant and unnecessary expenses for the Corporation and its shareholders. Not only have substantial legal expenses been incurred by both sides, but, if his slate is elected, all of the existing change of control provisions will be triggered, at a potential cost of $2.7 million and accelerated option vesting for management, if they stay in the employ of the Corporation for the first six months after the date of the Shareholders meeting.  This is an important fact which Dr. Baker failed to mention in his press release on March 17, 2006.

For two months, Dr. Baker refused any form of compromise, despite numerous approaches by David Scott, the Chair of the Board and by Mike Abrams, the Chief Executive Officer.  In fact, on February 27, 2006 he stated that his position, outlined on January 5, 2006 had not been intended for negotiation. When he did finally move towards a compromise proposal, this was accepted by the Special Committee of the Board, with the proviso that there be adequate severance protection for the senior executives of AnorMED in the event of termination. This was due to the prolonged and contentious nature of the process and the magnitude of change to the Board under the compromise proposal.  Employment provisions for change in control are not abnormal, and are usually triggered if 50% or more of the Board members are replaced in a two (2) year period (as is the case in the compromise solution suggested by Dr. Baker). There is, however, a mechanism in AnorMED's change of control agreements, to deal with regular attrition, where a major change in the Board agreed by at least 80% of the directors would not be defined as triggering the change in control mechanism.

Contrary to Dr. Baker's assertions in his Press Release on March 17, 2006, the Special Committee and the senior management team of nine (9) people at AnorMED supported a position in which the management would not receive the approximately $2.7 million retention bonuses or the accelerated vesting of options, specified in the change of control agreements.  However, the approval of the compromise solution by the Special Committee was contingent on the retention of severance provisions for management, similar to those in the change of control contracts; these would cost AnorMED nothing, if there were no plans to terminate or constructively dismiss senior management.  Rather than taking this opportunity to heal some of the wounds caused by the process, Dr. Baker rejected the offer and insisted on termination terms, which, in the case of long service, were less than terms that some senior management already had in their standard employment contracts. Dr. Baker further compounded the problem, by insisting that the individual change of control contracts, which are due for extension every two (2) years, should not be extended for the another two year period, undermining senior management's confidence in their future with AnorMED with a Board heavily influenced by Dr. Baker.

This rejection by Dr. Baker of the compromise solution seems incomprehensible, particularly in light of the fact that the election of Dr. Baker's slate will trigger the full cost and severance provisions in the change of control contracts.  Furthermore, Dr. Baker's actions have exacerbated the uncertainty among members of the Special Committee and senior management of AnorMED as to Dr. Baker's intentions. As a result, the view of the Special Committee is that if Dr. Baker's slate is elected, there is a high risk that progress in the development of MOZOBILTM and AnorMED, and the value of the Corporation, could be seriously undermined.

AnorMED is in advanced partnering discussions for the commercialization of MOZOBILTM.  These partnerships are expected to maximize value and provide cash to fund the ongoing development activities of the Corporation through 2007 - completion of these arrangements may be impaired by the Baker Group's initiatives

AnorMED is currently focused on achieving worldwide approval for the sale of MOZOBILTM for collection of stem cells for stem cell transplantation in cancer patients.  In this indication alone, MOZOBILTM represents a US$200 million to US$300 million annual market opportunity worldwide, which could increase significantly if any of the applications in adjunctive cancer treatment and/or tissue repair come to fruition.  AnorMED is focused on a strategy to commercialize MOZOBILTM either alone or with a partner in North America and to license MOZOBILTM to a partner in the EU and rest of the world.

The Corporation is in advanced discussions with several potential partners regarding the commercialization of MOZOBILTM in Europe and globally.  Terms discussed to date include significant upfront payments, milestone payments and royalty rates that reflect the advanced development stage of the product.  The ongoing discussions suggest that the Corporation will receive a royalty rate consistent with rates that would be obtained if the Phase III results were already known.  The royalty rates being discussed are currently in the range of 25% to 40% of revenue and may vary based on the magnitude of the milestone payments and the level of revenue.  The Corporation believes that the upfront and near term milestone payments should be sufficient to avoid further financings prior to the Corporation's publication of top-line data from its pivotal Phase III clinical trials.

The hostile process initiated by the Corporation's largest Shareholder and a potential change in control of the Corporation through the election of the Dissident's slate of nominees has and will continue to make it difficult for AnorMED to finalize a partnership.  Potential partners are concerned about the Board's ongoing support of such a significant collaboration, and have expressed concern regarding the potential loss of senior management and staff crucial to the successful execution of the MOZOBILTM program.

Europe is a substantial market representing roughly half of the potential worldwide sales for MOZOBILTM.  AnorMED has the opportunity to accelerate, by one year, the commercialization of MOZOBILTM in Europe through an early Conditional Marketing Approval (CMA).  This CMA will only be possible if AnorMED rapidly establishes a European partner to undertake certain critical European Union regulatory responsibilities and provide sales launch expertise.  AnorMED does not currently have the resources to substantially develop or launch MOZOBILTM in the European Union.  A delay in the development of MOZOBILTM in Europe will adversely effect the launch timing and likely the potential market size thereby reducing the value of this important asset.

AnorMED's partners in Europe will influence what it can achieve in North America.  Some potential partners for Europe are also interested in partnering in North America.  Such alternatives could offer substantial synergies.  AnorMED has engaged an experienced financial advisor to assist the Corporation in assessing alternatives to maximize the value of AnorMED and its MOZOBILTM asset.

Important Steps Being Implemented to Strengthen the Board and Management

As the Corporation completes the development of MOZOBILTM and begins to execute its commercialization strategy, senior management of the Corporation and the Board will be critical to the success of the Corporation's commercialization efforts.  In order to move the Corporation from its current stage of research and development and clinical trials to commercialization, the Board has long recognized that additional commercial and operating expertise will be necessary at both the senior management and Board levels.  To address these requirements the Nominating Committee and Special Committee has recommended the following new nominees to the Board, namely Jeanette Fritzky, William L. Hunter, and Michael Van Every. The new nominees were selected for their expertise in drug commercialization, leadership in transition to profitability and finance.

The Board has recently played an active role in hiring a Vice President of Marketing and the Corporation has hired a Director of Medical Affairs to develop and prepare a commercialization plan and build awareness of MOZOBILTM within the target market.  The Corporation also intends to hire a Chief Operating Officer with commercial experience within the next year to aid in the Corporation's transition from that of a purely research and development company to one which includes commercial operations.  As the Corporation continues to progress, the Board will assess all senior management roles, responsibilities and requirements.